1290 Avenue of the Americas
New York, NY  10104
Jordan K. Thomsen
Assistant Vice President & Counsel
212-314-5431(Tel.)
212-314-3953(Fax)

July 25, 2011

VIA FACSIMILE AND OVERNIGHT MAIL

Ms. Alison White
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE:          AXA Equitable Life Insurance Company
Separate Account 49 of AXA Equitable Life Insurance Company
Accumulator® Series
Post-effective Amendment No. 48 filed on Form N-4
File Nos. 811-07659 and 333-64749

Dear Ms. White:

Pursuant to our conversation on July 21, 2011, we are supplementing our responses to certain comments included in our correspondence filings on May 27, 2011 and July 20, 2011, respectively. We first set forth each specific staff comment and then provide our supplemental response. We have not repeated the comments for which we are not providing supplemental responses.

11.    Guaranteed interest option, page 37

Comment 11.

Please clarify the difference between the yearly guaranteed interest rate and the current interest rate.

Response 11.

We have revised the disclosure in response to the staff’s comment.

362059-1
1

29.     Appendix IV

Comment 29.a.

Please explain the column "Lifetime Annual GMIB: Hypothetical Income". (How is it different from the column to its immediate left.)

Response 29.a.

We have revised the disclosure in response to the staff's comment.

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments.  We appreciate your assistance with this filing.

Yours truly,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

Cc:  Christopher E. Palmer, Esq.

   362059-1
  2

The Accumulator® Series

A combination variable and fixed deferred annuity contract

Prospectus dated     , 2011

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Accumulator® Series?

The Accumulator® Series are deferred annuity contracts issued by AXA Equitable Life Insurance Company. The series consists of Series B, Series CPSM, Series L and Series C. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special DCA programs"). (†)

For Series CPSM contracts, we allocate a credit to your account value at the same time we allocate your contribution. Under the Series CPSM contracts, a portion of the withdrawal charge and operations charge are used to recover the cost of providing the credit. The charge associated with the credit may, over time, exceed the sum of the credit and related earnings. Expenses for a contract with a credit may be higher than expenses for a contract without a credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations to this contract, see Appendix VI later in this Prospectus. All features and benefits described in this Prospectus may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.

(†)  The account for special dollar cost averaging is only available with Series B and Series L contracts. The account for special money market dollar cost averaging is only available with Series CPSM and Series C contracts.

Variable investment options
  All Asset Allocation
  AXA Balanced Strategy(1)
  AXA Conservative Growth Strategy(1)
  AXA Conservative Strategy(1)
  AXA Growth Strategy(1)
  AXA Moderate Growth Strategy(1)
  AXA Tactical Manager 2000
  AXA Tactical Manager 400
  AXA Tactical Manager 500
  AXA Tactical Manager International
  AXA Ultra Conservative Strategy(2)
  EQ/AllianceBernstein Dynamic Wealth Strategies
  EQ/AllianceBernstein Small Cap Growth
  EQ/AXA Franklin Small Cap Value Core
  EQ/Boston Advisors Equity Income
  EQ/Calvert Socially Responsible
  EQ/Capital Guardian Research
  EQ/Core Bond Index
  EQ/Davis New York Venture
  EQ/Equity Growth PLUS
  EQ/Franklin Core Balanced
  EQ/Franklin Templeton Allocation
  EQ/Global Bond PLUS
  EQ/Global Multi-Sector Equity
  EQ/Intermediate Government Bond Index
  EQ/International Core PLUS
  EQ/JPMorgan Value Opportunities
  EQ/Large Cap Core PLUS

  EQ/Large Cap Growth PLUS
  EQ/Large Cap Value PLUS
  EQ/Lord Abbett Large Cap Core
  EQ/MFS International Growth
  EQ/Mid Cap Value PLUS
  EQ/Money Market
  EQ/Montag & Caldwell
  EQ/Morgan Stanley Mid Cap Growth
  EQ/Mutual Large Cap Equity
  EQ/Oppenheimer Global
  EQ/PIMCO Ultra Short Bond
  EQ/Quality Bond PLUS
  EQ/T. Rowe Price Growth Stock
  EQ/Templeton Global Equity
  EQ/UBS Growth and Income
  EQ/Van Kampen Comstock
  EQ/Wells Fargo Omega Growth
  Multimanager Aggressive Equity
  Multimanager Core Bond
  Multimanager International Equity
  Multimanager Large Cap Core Equity
  Multimanager Large Cap Value
  Multimanager Mid Cap Growth
  Multimanager Mid Cap Value
  Multimanager Multi-Sector Bond
  Multimanager Small Cap Growth
  Multimanager Small Cap Value
  Multimanager Technology

(1)	The "AXA Strategic Allocation Portfolios".
(2)	The AXA Ultra Conservative Strategy investment option is part of the asset transfer program and is not part of Option A or Option B. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Each variable investment option is a subaccount of Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of AXA Premier VIP Trust or the EQ Advisors Trust (the "Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options and to limit the number of variable investment options which you may elect. The contract also includes a guaranteed interest option and a Special DCA program.

The contract includes investment restrictions. You must allocate amounts under either Option A—Asset Allocation ("Option A") or Option B—Custom Selection ("Option B"), which are discussed later in this Prospectus. Option A requires that 100% of your account value be invested in the AXA Strategic Allocation Portfolios, the EQ/Money Market Portfolio, the guaranteed interest option or a Special DCA program. Option B permits allocation to additional variable investment options subject to certain category and percentage limitations. Consequently, a contract owner who is interested in having more investment options would elect Option B. If you elect the Guaranteed minimum income benefit I—Asset Allocation ("GMIB I—Asset Allocation"), your contract will be restricted to Option A. If you don't elect a Guaranteed minimum income benefit or if you elect Guaranteed minimum income benefit II—Custom Selection ("GMIB II—Custom Selection"), you can choose either Option A or Option B. Because GMIB II—Custom Selection permits you to allocate amounts under either Option A or Option B, the fees associated with GMIB II—Custom Selection are higher than those associated with GMIB I—Asset Allocation. See "Allocating your contributions" later in this Prospectus for more information on the requirements related to Options A and B.

If you elect either GMIB or convert to the Guaranteed withdrawal benefit for life ("GWBL"), you are required to participate in the asset transfer program ("ATP"). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. For more information, see "Asset transfer program ("ATP")" in "Contract features and benefits" later in this Prospectus.

Types of contracts. We offer the contracts for use as:

  A nonqualified annuity ("NQ") for after-tax contributions only.
  An individual retirement annuity ("IRA"), either traditional IRA or Roth IRA.
  Traditional and Roth Inherited IRA beneficiary continuation contract ("Inherited IRA") (direct transfer and specified direct rollover contributions only).
  An annuity that is an investment vehicle for a qualified plan ("QP") (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Accumulator® Series contracts. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 1, 2011, as amended on    , 2011, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

Contents of this Prospectus

"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

2    Contents of this Prospectus

Contents of this Prospectus     3

Definitions of key terms

Annual Roll-up amount — The "Annual Roll-up amount" is the amount credited to your Roll-up benefit base on each contract date anniversary if there has ever been a withdrawal from your contract.

Annual Roll-up rate — The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base if you have ever taken a withdrawal from your contract. The Annual Roll-up rate is 5%.

Annual withdrawal amount — The "Annual withdrawal amount" is the amount you can withdraw without reducing your Roll-up benefit base. It is equal to the Annual Roll-up rate, multiplied by the Roll-up benefit base as of the most recent contract date anniversary.

Annuitant — The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

Applicable percentage — The "Applicable percentage" is the rate used to calculate your Guaranteed annual withdrawal amount if you convert your GMIB to the GWBL on the contract date anniversary following age 85.

Asset transfer program — The asset transfer program ("ATP") is a feature of the GMIB and, upon conversion, the GWBL. The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the variable investment options.

ATP exit option — Beginning in your second contract year if you elected a GMIB, the "ATP exit option" allows you to transfer 100% of your account value from the AXA Ultra Conservative Strategy investment option to your variable investment options.

ATP transfer — A transfer between the AXA Ultra Conservative Strategy investment option and the variable investment options.

Business day — Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash value — At any time before annuity payments begin, your contract's "cash value" is equal to the account value less: (i) the total amount or a pro-rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges.

Contract date — The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract monthiversary — The "contract monthiversary" means the same date of the month as the contract date.

Contract year — The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

Conversion effective date — The "Conversion effective date" is the date the contract converts from GMIB to GWBL and occurs on the contract date anniversary following the contract owner's age 85.

Credit — An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is either 4% or 5% of each contribution based on total first year contributions. The credit applies only to Series CPSM contracts.

Customized payment plan — For contracts with GMIB, our "Customized payment plan" provides scheduled payments up to your Annual withdrawal amount. For contracts that convert from GMIB to GWBL, our "Customized payment plan" provides scheduled payments up to your Guaranteed annual withdrawal amount.

Custom Selection Rules — The "Custom Selection Rules" are rules for the allocation of contributions to, and transfers among, the Option B investment options. These rules require that allocations be made according to certain categories and investment option limits.

Deferral bonus Roll-up amount — The "Deferral bonus Roll-up amount" is the amount credited to your Roll-up benefit base on each contract date anniversary provided you have never taken a withdrawal from your contract.

Deferral bonus Roll-up rate — The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your Roll-up benefit base if you have never taken a withdrawal from your contract. The Deferral bonus Roll-up rate is 6%.

Earnings enhancement benefit — The "Earnings enhancement benefit" is an optional benefit that provides additional death benefit protection.

Excess withdrawal — For contracts with the GMIB, an "Excess withdrawal" is the portion of your cumulative withdrawals that exceeds your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, an "Excess withdrawal" is the portion of your cumulative withdrawals that exceeds your Guaranteed annual withdrawal amount.

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, which will generally reflect any gain or loss in the investment options.

GMIB benefit base — The "GMIB benefit base" is used to determine your (i) lifetime payments upon exercise of the benefit and (ii) charge for the benefit. The GMIB benefit base is not an account value or cash value. The GMIB benefit base is the greater of two benefit bases – (1) the Roll-up benefit base and (2) the Highest Anniversary Value benefit base.

"Greater of" death benefit — The "Greater of" death benefit is an optional guaranteed minimum death benefit. The death benefit is calculated using the greater of two benefit bases – (1) the Roll-up

4    Definitions of key terms

benefit base and (2) the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract. This contract offers two different versions of the "Greater of" death benefit.

Guaranteed annual withdrawal amount — The "Guaranteed annual withdrawal amount" is the maximum annual amount you can withdraw without reducing your GWBL benefit base. It is equal to the Applicable percentage in effect at the time, multiplied by the GWBL benefit base as of the most recent contract date anniversary.

Guaranteed minimum income benefit ("GMIB") — The GMIB is an optional benefit that provides income protection for you during your life once you elect to annuitize your contract by exercising the benefit. There is an additional charge for the GMIB under the contract. This contract offers two different versions of the GMIB.

Guaranteed withdrawal benefit for life ("GWBL") — The Guaranteed withdrawal benefit for life ("GWBL") is not available at issue. The GWBL is only available to owners who have elected a GMIB. If you do not elect to exercise or terminate your GMIB, it will automatically convert to the GWBL as of the contract date anniversary following age 85. The GWBL guarantees that you can take withdrawals up to a maximum amount ("Guaranteed annual withdrawal amount") each contract year following the conversion.

GWBL benefit base — The "GWBL benefit base" is calculated upon conversion from the GMIB on the contract date anniversary following age 85. The initial GWBL benefit base is your account value or GMIB benefit base on the Conversion effective date, whichever produces the higher Guaranteed annual withdrawal amount.

Highest Anniversary Value death benefit — The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit. The death benefit is calculated using your highest account value on any contract date anniversary up to the contract date anniversary following age 85. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Investment Simplifier — Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the variable investment options. There are two options under the program - the Fixed dollar option and the Interest sweep option.

Maturity date — The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

Maximum payment plan — For contracts with GMIB, our "Maximum payment plan" provides scheduled payments of your Annual withdrawal amount. For contracts that convert from the GMIB to the GWBL, our "Maximum payment plan" provides scheduled payments of your Guaranteed annual withdrawal amount.

Owner — The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Return of Principal death benefit — The "Return of Principal" death benefit is calculated based on the total contributions to your contract, adjusted for withdrawals. There is no additional charge for this death benefit.

Roll-up benefit base — The Roll-up benefit base is a component of the GMIB and "Greater of" death benefits. (The other component is the Highest Anniversary Value benefit base.) The Roll-up benefit base is also used to determine your Annual withdrawal amount. Your Roll-up benefit base is created and increased by contributions to your contract. The Roll-up benefit base is not an account value or cash value.

Special DCA Programs — We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and our special money market dollar cost averaging program, which are described below:

  Special dollar cost averaging — Our "Special dollar cost averaging program" allows for the systematic transfers of amounts in the account for special dollar cost averaging into the variable investment options and the guaranteed interest option. The account for special dollar cost averaging is part of our general account. This program is only available with Series B and Series L contracts.
  Special money market dollar cost averaging — Our "Special money market dollar cost averaging program" allows for the systematic transfers of amounts in the account for special money market dollar cost averaging into the variable investment options and the guaranteed interest option. This program is only available with Series CPSM and Series C contracts.

Valuation day — A "valuation day" is a scheduled date each month the contract is in effect that the asset transfer program formulas are calculated to determine whether a transfer is required.

Variable investment options — The "variable investment options" available under your contract differ depending on whether you elect Option A or Option B. Except where noted, when we refer to variable investment options we are not including the AXA Ultra Conservative Strategy investment option, which is part of the ATP.

Definitions of key terms    5

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
account value	Annuity Account Value
unit	Accumulation Unit

6    Definitions of key terms

Who is AXA Equitable?

We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $575.3 billion in assets as of December 31, 2010. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia and Puerto Rico. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Who is AXA Equitable?    7

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions
P.O. Box 1577
Secaucus, NJ 07096-1577

For contributions sent by express delivery:

Retirement Service Solutions
500 Plaza Drive, 6th Floor
Secaucus, NJ 07094

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions
P.O. Box 1547
Secaucus, NJ 07096-1547

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions
500 Plaza Drive, 6th Floor
Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

Reports we provide:
  written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;
  statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and
  annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the GMIB and/or the Roll-up benefit base reset option and eligibility to convert the GMIB to the GWBL as of the contract date anniversary following age 85.
Telephone operated program support ("TOPS") and Online Account Access ("OAA") systems:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. OAA is designed to provide this information through the Internet. You can obtain information on:

  your current account value;
  your current allocation percentages;
  the number of units you have in the variable investment options;
  the daily unit values for the variable investment options; and
  performance information regarding the variable investment options (not available through TOPS).

You can also:

  change your allocation percentages and/or transfer among the investment options, excluding (i) transfers into or out of the AXA Ultra Conservative Strategy Portfolio and (ii) transfers out of the guaranteed interest option;
  rebalance under Option A (through OAA only);
  elect to receive certain contract statements electronically;
  change your address (not available through TOPS);
  change your TOPS personal identification number ("PIN") (through TOPS only) and your OAA password (through OAA only); and
  access Frequently Asked Questions and Service Forms (not available through TOPS).

TOPS and OAA are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may use OAA by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).

8    Who is AXA Equitable?

Customer service representative:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.

We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify):

  authorization for telephone transfers by your financial professional;
  conversion of a traditional IRA to a Roth IRA contract;
  tax withholding elections (see withdrawal request form);
  election of the Beneficiary continuation option;
  IRA contribution recharacterizations;
  Section 1035 exchanges;
  direct transfers and rollovers;
  election of the ATP exit option;
  exercise of the GMIB or election of an annuity payout option;
  requests to reset your Roll-up benefit base by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;
  requests to opt out of or back into the Annual Ratchet of the GWBL benefit base;
  death claims;
  change in ownership (NQ only, if available under your contract);
  requests for enrollment in either our Maximum payment plan or Customized payment plan;
  purchase by, or change of ownership to, a nonnatural owner;
  requests to collaterally assign your NQ contract;
  requests to drop the GWBL or the GMIB;
  election to convert the GMIB to the GWBL as of the contract date anniversary following age 85;
  requests to add a Joint life after conversion of the GMIB to the GWBL as of the contract date anniversary following age 85;
  requests to transfer, re-allocate, rebalance and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems); and
  withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

  beneficiary changes;
  contract surrender;
  Investment simplifier;
  special money market dollar cost averaging (if available); and
  special dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

  Investment simplifier;
  special money market dollar cost averaging (if available);
  special dollar cost averaging (if available);
  Maximum payment plan;
  Customized payment plan;
  substantially equal withdrawals;
  systematic withdrawals; and
  the date annuity payments are to begin.

To cancel or change any of the following, we require written notification at least 30 calendar days prior to your contract date anniversary:

  automatic annual reset program; and
  automatic customized reset program.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

Who is AXA Equitable?    9

The Accumulator® Series at a glance — key features

Four Contract Series	This Prospectus describes The Accumulator® Series contracts — Series B, Series CPSM, Series L and Series C. Each series provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, each series offers the Guaranteed minimum income benefit ("GMIB"), the Guaranteed minimum death benefits and the ability to convert from the GMIB to the Guaranteed withdrawal benefit for life ("GWBL").

Each series provides a different charge structure. For details, please see the summary of the contract features below, the "Fee table" and "Charges and expenses" later in this Prospectus.

Each series is subject to different contribution rules, which are described in "Contribution amounts" later in this section and in "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.

The chart below shows the availability of key features under each series of the contract.
		Series B	Series CPSM	Series L	Series C
	Special dollar cost averaging	Yes	No	Yes	No
	Special money market dollar cost averaging	No	Yes	No	Yes
	Credits	No	Yes	No	No
Throughout the Prospectus, any differences among the contract series are identified.

You should work with your financial professional to decide which series of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Professional investment management	The Accumulator® Series' variable investment options invest in different Portfolios managed by professional investment advisers.
Guaranteed interest option	Principal and interest guarantees. Interest rates set periodically.
Tax considerations	No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
No tax on transfers among investment options inside the contract.
If you are purchasing or contributing to an annuity contract, which is an Individual Retirement Annuity (IRA) or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of these contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").

10    The Accumulator® Series at a glance — key features

Guaranteed minimum income benefit ("GMIB")	The GMIB provides income protection for you during your life once you elect to annuitize the contract by exercising the benefit. If you elect GMIB I—Asset Allocation, your contract will be restricted to Option A. If you elect GMIB II—Custom Selection, you may allocate amounts under either Option A or Option B, and therefore, the fees associated with GMIB II—Custom Selection are higher than those associated with GMIB I—Asset Allocation. If you do not elect to exercise the GMIB, this benefit will automatically convert to the GWBL as of the contract date anniversary following age 85, unless you terminate the benefit.

If you elect GMIB, your investment allocations are subject to our asset transfer program ("ATP"). The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. Under these formulas, your account value may be transferred between the variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. For more information, please see "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" later in this Prospectus and Appendix VII to this Prospectus.

The GWBL guarantees that you can take withdrawals up to a maximum amount each contract year. Excess withdrawals can cause a significant reduction in your guaranteed benefit bases and in some cases result in a termination of your contract. The GWBL is available only upon a conversion from the GMIB on the contract date anniversary following age 85. If you have not elected to exercise the GMIB as of the contract date anniversary following age 85, the GMIB will automatically convert to the GWBL effective on that date. Upon conversion to GWBL, you will continue to have the investment option choices that were available to you under your GMIB and your contract will continue to be subject to the ATP.

Contribution amounts	The chart below shows the minimum initial and additional contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" under "Contract features and benefits" for more information.
		Series B	Series CPSM	Series L	Series C
	NQ	$5,000 ($500)	$10,000 ($500)	$10,000 ($500)	$25,000 ($500)
	Traditional IRA	$5,000 ($50)	$10,000 ($50)	$10,000 ($50)	$25,000 ($50)
	Roth IRA	$5,000 ($50)	$10,000 ($50)	$10,000 ($50)	$25,000 ($50)
	Inherited IRA Beneficiary Continuation contract (traditional IRA or Roth IRA) ("Inherited IRA")	$5,000 ($1,000)	n/a	$10,000 ($1,000)	$25,000 ($1,000)
	QP	$5,000 ($500)	$10,000 ($500)	$10,000 ($500)	n/a

  No contributions will be accepted after the first contract year (other than QP contracts). For QP contracts, the maximum aggregate contributions for any contract year is 100% of first-year contributions.
  Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.

In general, contributions are limited to $1.5 million ($500,000 maximum for owners or annuitants who are age 81 and older at contract issue) under all Accumulator® Series and Retirement Cornerstone® Series contracts with the same owner or annuitant. Subsequent contributions are not permitted after conversion to the GWBL. Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.

Credit (Series CPSM contracts only)	We allocate your contributions to your account value. We allocate a credit to your account value at the same time that we allocate your contributions. The credit will apply to additional contribution amounts only to the extent that those amounts exceed total withdrawals from the contract. The amount of credit may be up to 5% of each contribution, depending on certain factors. The credit is subject to recovery by us in certain limited circumstances.

The Accumulator® Series at a glance — key features    11

Access to your money
  Partial withdrawals
  Several withdrawal options on a periodic basis
  Contract surrender
  Maximum payment plan (only under contracts with GMIB or GWBL)
  Customized payment plan (only under contracts with GMIB or GWBL)

You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a tax penalty. Certain withdrawals will diminish the value of optional benefits.

Additional features
  Guaranteed minimum death benefit options
  Dollar cost averaging
  Automatic quarterly account value rebalancing (Option B only)
  Free transfers
  Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nursing home (not applicable to Series C contracts)
  Earnings enhancement benefit, an optional death benefit available under certain contracts
  Option to drop the GMIB after issue
  Option to drop the GWBL after conversion
  Spousal continuation
  Beneficiary continuation option (IRA and NQ only)
  Roll-up benefit base reset
  Payout options

Fees and charges	Please see "Fee table" later in this section for complete details.
Owner and annuitant issue ages	Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" for owner and annuitant issue ages applicable to your contract.
Your right to cancel	To exercise your cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
Insufficient account value	Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed under "Insufficient account value" in "Determining your contract's value" later in this Prospectus.

The table above summarizes only certain current key features and benefits of the contract. The table also summarizes certain current limitations, restrictions and exceptions to those features and benefits that we have the right to impose under the contract and that are subject to change in the future. In some cases, other limitations, restrictions and exceptions may apply. The contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. Please see Appendix VI later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

12    The Accumulator® Series at a glance — key features

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time you surrender the contract or if you make certain withdrawals or transfers or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. (1)

Charges we deduct from your account value at the time you request certain transactions
Maximum withdrawal charge as a percentage of contributions withdrawn(2) (deducted if you surrender your contract or make certain withdrawals or apply your cash value to certain payout options).	Series B	Series CPSM	Series L	Series C
	7.00%	8.00%	8.00%	N/A
Charge for each additional transfer in excess of 12 transfers per contract year:(3)	Maximum Charge: $35 Current Charge: $0
Special service charges:(4)
• Express mail charge	Maximum Charge: $35
• Wire transfer charge	Maximum Charge: $90
• Check preparation charge(5)	Maximum Charge: $85 Current Charge: $0
• Charge for third party transfer or exchange(5)	Maximum Charge: $125 Current Charge: $65
The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.
Charges we deduct from your account value on each contract date anniversary
Maximum annual administrative charge (6)
If your account value on a contract date anniversary is less than $50,000 (7)	$30
If your account value on a contract date anniversary is $50,000 or more	$0
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets (8)
Separate account annual expenses (9):	Series B	Series CPSM	Series L	Series C
Operations	0.80%	0.95%	1.10%	1.10%
Administrative	0.30%	0.35%	0.30%	0.25%
Distribution	0.20%	0.25%	0.25%	0.35%
Total Separate account annual expenses ("Contract fee")	1.30%	1.55%	1.65%	1.70%
Charges we deduct from your account value each year if you elect any of the following optional benefits
Guaranteed minimum death benefit charge (Calculated as a percentage of the applicable benefit base. (10) Deducted annually (11) on each contract date anniversary for which the benefit is in effect.)
Return of Principal death benefit	no additional charge
Highest Anniversary Value death benefit	0.35% (current and maximum)
"Greater of" GMDB I (only available if you also elect GMIB I – Asset Allocation)
Maximum Charge (if you elect to reset the Roll-up benefit base, we reserve the right to increase your charge up to)	1.15%
Current Charge	1.00%
"Greater of" GMDB II (only available if you also elect GMIB II – Custom Selection)
Maximum Charge (if you elect to reset the Roll-up benefit base, we reserve the right to increase your charge up to)	1.30%
Current Charge	1.15%

Fee table    13

Guaranteed minimum income benefit charge (12) (Calculated as a percentage of the applicable benefit base. (10) Deducted annually (11) on each contract date anniversary for which the benefit is in effect.)
If you elect GMIB I – Asset Allocation
Maximum Charge (if you elect to reset the Roll-up benefit base, we reserve the right to increase your charge up to)	1.30%
Current Charge	1.00%
If you elect GMIB II – Custom Selection
Maximum Charge (if you elect to reset the Roll-up benefit base, we reserve the right to increase your charge up to)	1.45%
Current Charge	1.15%
Earnings enhancement benefit charge (12) (Calculated as a percentage of the account value. Deducted annually (6) on each contract date anniversary for which the benefit is in effect.)	0.35%
Guaranteed withdrawal benefit for life benefit charge (12)(13) (Available only upon conversion of the GMIB and calculated as a percentage of the GWBL benefit base (10) deducted annually (11) on each contract date anniversary for which the benefit is in effect.)
Conversion from GMIB I - Asset Allocation
Maximum Charge (If you reset your GMIB prior to conversion or if your GWBL benefit base ratchets after conversion, we reserve the right to increase your charge up to)	1.30%
Current Charge	1.00%
Conversion from GMIB II - Custom Selection
Maximum Charge (If you reset your GMIB prior to conversion or if your GWBL benefit base ratchets after conversion, we reserve the right to increase your charge up to)	1.45%
Current Charge	1.15%

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets (8)
Total Annual Portfolio Operating Expenses for 2010 (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses) (14)	Lowest	Highest
	0.71%	1.46%

14    Fee table

Notes:

  The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

  Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:

  The withdrawal charge percentage we use is determined by the contract year in which you make a withdrawal, surrender your contract to receive its cash value, or surrender your contract to apply your cash value to a non-life contingent annuity payout option. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1")

Contract Year	Series B	Series CPSM	Series L
1	7.00%	8.00%	8.00%
2	7.00%	8.00%	7.00%
3	6.00%	7.00%	6.00%
4	6.00%	6.00%	5.00%
5	5.00%	5.00%	0.00%
6	3.00%	4.00%	0.00%
7	1.00%	3.00%	0.00%
8	0.00%	2.00%	0.00%
9	0.00%	1.00%	0.00%
10+	0.00%	0.00%	0.00%
  Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.
  These charges may increase over time to cover our administrative costs. We may discontinue these services at any time, with or without notice.
  This charge will never exceed 2% of the amount disbursed or transferred.
  If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.
  During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.
  Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.
  The separate account annual expenses compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CPSM contracts, both the separate account annual expenses and the withdrawal charge compensate us for the expense associated with the credit.
  The benefit base is not an account value or cash value. If you elect the GMIB and/or the Guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contributions to your contract. For Series CPSM contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See "Guaranteed minimum income benefit and Guaranteed minimum death benefit base" and "GWBL benefit base" in "Contract features and benefits" later in this Prospectus.
  If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.
  If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.
  Please see "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses," both later in this Prospectus.
  "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2010 and for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Money Market Portfolio. The "Highest" represents the total annual operating expenses of the Multimanager Technology Portfolio. For more information, see the prospectuses for the Portfolios.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

The examples below show the expenses that a hypothetical contract owner (who has elected the "Greater of" GMDB II and the Earnings enhancement benefit with the GMIB II-Custom Selection) would pay in the situations illustrated. These examples use an average annual administrative charge based on the charges paid in 2010, which results in an estimated administrative charge calculated as a percentage of contract value, as follows: Series B 0.013%; Series CPSM 0.010%; Series L 0.008%; and Series C 0.008%. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" GMDB II and the GMIB II—Custom Selection, both of which are calculated as a percentage of each benefit's benefit base.

The guaranteed interest option and amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge, any applicable withdrawal charge and the charge for any optional benefits do apply to the guaranteed interest option and amounts allocated to the Special DCA programs (as available).

Fee table    15

These examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. The example for Series CPSM contracts assumes that a 4% credit was applied to your contribution. Other than the administrative charge and the charges for the guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and total annual expenses of the Portfolios (before expense limitations). These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Series B
	If you surrender your contract at the end of the applicable time period				If you annuitize at the end of the applicable time period and select a non-life contingent period certain annuity option with less than five years				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,272	$2,352	$3,485	$6,315	N/A	$2,352	$3,485	$6,315	$572	$1,752	$2,985	$6,315
(b) assuming minimum fees and expenses of any of the Portfolios	$1,193	$2,124	$3,118	$5,662	N/A	$2,124	$3,118	$5,662	$493	$1,524	$2,618	$5,662
Series L
	If you surrender your contract at the end of the applicable time period				If you annuitize at the end of the applicable time period and select a non-life contingent period certain annuity option with less than five years				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,408	$2,456	$3,150	$6,598	N/A	$2,456	$3,150	$6,598	$608	$1,856	$3,150	$6,598
(b) assuming minimum fees and expenses of any of the Portfolios	$1,329	$2,229	$2,788	$5,970	N/A	$2,229	$2,788	$5,970	$529	$1,629	$2,788	$5,970
Series CPSM
	If you surrender your contract at the end of the applicable time period				If you annuitize at the end of the applicable time period and select a non-life contingent period certain annuity option with less than five years				If you do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	$1,412	$2,570	$3,676	$6,670	N/A	$2,570	$3,676	$6,670	$612	$1,870	$3,176	$6,670
(b) assuming minimum fees and expenses of any of the Portfolios	$1,331	$2,334	$3,298	$6,006	N/A	$2,334	$3,298	$6,006	$531	$1,634	$2,798	$6,006
Series C
	If you annuitize at the end of the applicable time period				If you surrender or do not surrender your contract at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	N/A	$2,221	$3,523	$6,989	$613	$1,871	$3,173	$6,639
(b) assuming minimum fees and expenses of any of the Portfolios	N/A	$1,995	$3,163	$6,363	$534	$1,645	$2,813	$6,013

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

Condensed financial information

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by the Prospectus.

16    Fee table

1.   Contract features and benefits

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The following tables summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Additional contributions may not be permitted in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are currently permitted in your state.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. We may discontinue acceptance of contributions within the first year. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We may refuse to accept any contribution if the sum of all contributions under all Accumulator® Series contracts with the same owner or annuitant would then total more than $1,500,000 ($500,000 for owners or annuitants who are age 81 and older at contract issue). We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix VI later in this Prospectus.

Subsequent contributions are not permitted after conversion to the Guaranteed withdrawal benefit for life ("GWBL").

The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is a non-natural person such as a company or trust, the annuitant is the measuring life for determining contract benefits.

Series B
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
NQ	0 through 85	$5,000 (initial) $500 (additional)	After-tax money. Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.	No additional contributions after the first contract year.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract features and benefits    17

Series B (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
Traditional IRA	20 through 85	$5,000 (initial) $50 (additional)
  Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
  Rollovers from another traditional individual retirement arrangement.
  Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
  Regular IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Contributions after age 70½ must be net of required minimum distributions.
  Although we accept regular IRA contributions (limited to $5,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70½ at any time during the calendar year for which the contribution is made.

Roth IRA	20 through 85	$5,000 (initial) $50 (additional)
  Rollovers from another Roth IRA.
  Rollovers from a "designated Roth contribution account" under specified retirement plans.
  Conversion rollovers from a traditional IRA or other eligible retirement plan.
  Direct transfers from another Roth IRA.
  Regular Roth IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Conversion rollovers after age 70½ must be net of required minimum distributions for the traditional IRA or other eligible retirement plan which is the source of the conversion rollover.
  Although we accept regular Roth IRA contributions (limited to $5,000) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

18    Contract features and benefits

Series B (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
QP	20 through 75	$5,000 (initial) $500 (additional)
  Only transfer contributions from other investments within an existing qualified plan trust.
  The plan must be qualified under Section 401(a) of the Internal Revenue Code.
  For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

  A separate QP contract must be established for each plan participant, even defined benefit plan participants.
  We do not accept regular ongoing payroll contributions or contributions directly from the employer.
  Only one additional transfer contribution may be made during a contract year.
  No additional transfer contributions after participant's attainment of age 75 or if later, the first contract date anniversary.
  Contributions after age 70½ must be net of any required minimum distributions.
  Maximum aggregate contributions for any contract year is 100% of first-year contributions.

See Appendix II at the end of this Prospectus for a discussion of purchase considerations of QP contracts.
Inherited IRA Beneficiary Continuation Contract (traditional IRA or Roth IRA)	0-70	$5,000 (initial) $1,000 (additional)
  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
  Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans:" qualified plans, 403(b) plans and governmental employer 457(b) plans.

  No additional contributions after the first contract year.
  Any additional contributions must be from the same type of IRA of the same deceased owner.
  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract features and benefits    19

Series CPSM
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
NQ	0 through 70	$10,000 (initial) $500 (additional)	After-tax money. Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.	No additional contributions after the first contract year.
Traditional IRA	20 through 70	$10,000 (initial) $50 (additional)
  Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
  Rollovers from another traditional individual retirement arrangement.
  Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
  Regular IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Contributions after age 70½ must be net of required minimum distributions.
  Although we accept regular IRA contributions (limited to $5,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70½ at any time during the calendar year for which the contribution is made.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

20    Contract features and benefits

Series CPSM (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
Roth IRA	20 through 70	$10,000 (initial) $50 (additional)
  Rollovers from another Roth IRA.
  Rollovers from a "designated Roth contribution account" under specified retirement plans.
  Conversion rollovers from a traditional IRA or other eligible retirement plan.
  Direct transfers from another Roth IRA.
  Regular Roth IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Conversion rollovers after age 70½ must be net of required minimum distributions for the traditional IRA or other eligible retirement plan which is the source of the conversion rollover.
  Although we accept regular Roth IRA contributions (limited to $5,000 ) under the Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract features and benefits    21

Series CPSM (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
QP	20 through 70	$10,000 (initial) $500 (additional)
  Only transfer contributions from other investments within an existing qualified plan trust.
  The plan must be qualified under Section 401(a) of the Internal Revenue Code.
  For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

  A separate QP contract must be established for each plan participant, even defined benefit plan participants.
  We do not accept regular ongoing payroll contributions or contributions directly from the employer.
  Only one additional transfer contribution may be made during a contract year.
  No additional transfer contributions after participant's attainment of age 75.
  Contributions after age 70½ must be net of any required minimum distributions.
  Maximum aggregate contributions for any contract year is 100% of first-year contributions.

See Appendix II at the end of this Prospectus for a discussion of purchase considerations of QP contracts.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

22    Contract features and benefits

Series L
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
NQ	0 through 85	$10,000 (initial) $500 (additional)	After-tax money. Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.	No additional contributions after the first contract year
Traditional IRA	20 through 85	$10,000 (initial) $50 (additional)
  Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
  Rollovers from another traditional individual retirement arrangement.
  Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
  Regular IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Contributions after age 70½ must be net of required minimum distributions.
  Although we accept regular IRA contributions (limited to $5,000), under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70½ at any time during the calendar year for which the contribution is made.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract features and benefits    23

Series L (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
Roth IRA	20 through 85	$10,000 (initial) $50 (additional)
  Rollovers from another Roth IRA.
  Rollovers from a "designated Roth contribution account" under specified retirement plans.
  Conversion rollovers from a traditional IRA or other eligible retirement plan.
  Direct transfers from another Roth IRA.
  Regular Roth IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Conversion rollovers after age 70½ must be net of required minimum distributions for the traditional IRA or other eligible retirement plan which is the source of the conversion rollover.
  Although we accept regular Roth IRA contributions (limited to $5,000) under the Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Inherited IRA Beneficiary Continuation Contract (traditional IRA or Roth IRA)	0 through 70	$10,000 (initial) $1,000 (additional)
  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
  Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans:" qualified plans, 403(b) plans and governmental employer 457(b) plans.

  No additional contributions after the first contract year.
  Any additional contributions must be from the same type of IRA of the same deceased owner.
  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

24    Contract features and benefits

Series L (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
QP	20 through 75	$10,000 (initial) $500 (additional)
  Only transfer contributions from other investments within an existing qualified plan trust.
  The plan must be qualified under Section 401(a) of the Internal Revenue Code.
  For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

  A separate QP contract must be established for each plan participant, even defined benefit plan participants.
  We do not accept regular ongoing payroll contributions or contributions directly from the employer.
  Only one additional transfer contribution may be made during a contract year.
  No additional transfer contributions after participant's attainment of age 75 or if later, the first contract date anniversary.
  Contributions after age 70½ must be net of any required minimum distribution.
  Maximum aggregate contributions for any contract year is 100% of first-year contributions.

Please refer to Appendix II at the end of this Prospectus for a discussion of purchase considerations of QP contracts.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

Contract features and benefits    25

Series C
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
NQ	0 through 85	$25,000 (initial) $500 (additional)	After-tax money. Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.	No additional contributions after the first contract year.
Traditional IRA	20 through 85	$25,000 (initial) $50 (additional)
  Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
  Rollovers from another traditional individual retirement arrangement.
  Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
  Regular IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Contributions after age 70½ must be net of required minimum distributions.
  Although we accept regular IRA contributions (limited to $5,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1000 per calendar year where the owner is at least age 50 but under age 70½ at any time during the calendar year for which the contribution is made.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

26    Contract features and benefits

Series C (continued)
Contract type	Available for owner and annuitant issue ages	Minimum contributions	Source of contributions	Limitations on contributions(1)
Roth IRA	20 through 85	$25,000 (initial) $50 (additional)
  Rollovers from another Roth IRA.
  Rollovers from a "designated Roth contribution account" under specified retirement plans.
  Conversion rollovers from a traditional IRA or other eligible retirement plan.
  Direct transfers from another Roth IRA.
  Regular Roth IRA contributions.
  Additional catch-up contributions.

  No additional contributions after the first contract year.
  Conversion rollovers after age 70½ must be net of required minimum distributions for the traditional IRA or other eligible retirement plan which is the source for the conversion rollover.
  Although we accept regular Roth IRA contributions (limited to $5,000) under the Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Inherited IRA Beneficiary Continuation Contract (traditional IRA or Roth IRA)	0-70	$25,000 (initial) $1,000 (additional)
  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
  Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans:" qualified plans, 403(b) plans and governmental employer 457(b) plans.

  No additional contributions after the first contract year.
  Any additional contributions must be from the same type of IRA of the same deceased owner.
  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

(1)	Additional contributions may not be permitted under certain conditions in your state. Please see Appendix VI later in this Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time.

See "Tax information" later in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus. Please review your contract for information on contribution limitations.

Contract features and benefits    27

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. We do not permit partnerships or limited liability companies to be owners of the Series C contract. We also reserve the right to prohibit the availability of the Series C contract to other non-natural owners. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses. In addition, a spouse may be added as a joint annuitant under a non-natural owner contract upon conversion to the GWBL with a Joint life option. See "Additional owner and annuitant requirements" under "Guaranteed withdrawal benefit for life ("GWBL")."

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Series CPSM and Series C contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be the plan participant/employee. See Appendix II at the end of this Prospectus for more information on QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the Guaranteed minimum income benefit ("GMIB") converts to the GWBL, the terms owner and successor owner are intended to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner and the GWBL is not in effect, benefits are based on the age of the older joint owner or older joint annuitant, as applicable. There are additional owner and annuitant requirements if the GMIB converts to the GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" later in this Prospectus.

Purchase considerations for a charitable remainder trust

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect either the Highest Anniversary Value death benefit, a "Greater of" GMDB and/or the GMIB, which you may be able to convert to the GWBL as of the contract date anniversary following age 85, you should strongly consider "split-funding": that is the trust holds investments in addition to this Accumulator® Series contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Accumulator® Series contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the Guaranteed minimum death benefit base and/or greater than the Guaranteed annual withdrawal amount under GWBL. See the discussion of these benefits later in this section.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable FINRA time requirements. Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year." The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional act-

28    Contract features and benefits

ing on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."

What are your investment options under the contract?

The contract provides the following investment options: the variable investment options, the guaranteed interest option and the account for special dollar cost averaging (for Series B and Series L contracts) or the account for special money market dollar cost averaging (for Series CPSM and Series C contracts). This section lists each of the variable investment options and describes the guaranteed interest option. The next section, "Allocating your contributions," discusses dollar cost averaging in general, including the Special DCA programs.

Your investment options depend on whether you select Option A or Option B. If you elect Guaranteed minimum income benefit I – Asset Allocation ("GMIB I – Asset Allocation"), your contract will be restricted to Option A. If you elect Guaranteed minimum income benefit II – Custom Selection ("GMIB II – Custom Selection") or if you do not elect a GMIB, you can choose either Option A – Asset Allocation or Option B – Custom Selection. For additional information, see "Allocating your contributions" later in this Prospectus.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

Contract features and benefits    29

Portfolios of the Trusts

We offer affiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The Portfolios' sub-advisers and/or their affiliates also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. It may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The AXA Strategic Allocation Portfolios offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios than certain other Portfolios available to you under your contract. In addition, the AXA Strategic Allocation Portfolios may enable AXA Equitable to more efficiently manage AXA Equitable's financial risks associated with certain guaranteed benefits based on its selection of underlying Portfolios in which each AXA Strategic Allocation Portfolio invests. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

AXA Premier VIP Trust — Class B Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
MULTIMANAGER AGGRESSIVE EQUITY	Seeks long-term growth of capital.
  AllianceBernstein L.P.
  AXA Equitable Funds Management Group, LLC
  ClearBridge Advisors, LLC
  Goodman & Co. NY Ltd.
  Legg Mason Capital Management, Inc.
  Marsico Capital Management, LLC
  T. Rowe Price Associates, Inc.
  Westfield Capital Management
  Company, L.P.

MULTIMANAGER Core Bond	Seeks a balance of high current income and capital appreciation, consistent with a prudent level of risk.	BlackRock Financial Management, Inc. Pacific Investment Management Company LLC SSgA Funds Management, Inc.
MULTIMANAGER International Equity	Seeks long-term growth of capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC JPMorgan Investment Management Inc. Marsico Capital Management, LLC

30    Contract features and benefits

AXA Premier VIP Trust — Class B Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
MULTIMANAGER Large Cap Core Equity	Seeks long-term growth of capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC Janus Capital Management, LLC Thornburg Investment Management, Inc.
MULTIMANAGER Large Cap Value	Seeks long-term growth of capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC Institutional Capital LLC MFS Investment Management
MULTIMANAGER Mid Cap Growth	Seeks long-term growth of capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Franklin Advisers, Inc. Wellington Management Company, LLP
Multimanager Mid Cap Value	Seeks long-term growth of capital.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Diamond Hill Capital Management, Inc. Knightsbridge Asset Management, LLC Tradewinds Global Investors, LLC
MULTIMANAGER Multi-Sector Bond	Seeks high total return through a combination of current income and capital appreciation.	Pacific Investment Management Company LLC Post Advisory Group, LLC SSgA Funds Management, Inc.
Multimanager Small Cap Growth	Seeks long-term growth of capital.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Morgan Stanley Investment Management Inc. NorthPointe Capital, LLC Wells Capital Management Inc.
Multimanager Small Cap Value	Seeks long-term growth of capital.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Franklin Advisory Services, LLC Horizon Asset Management, Inc. Pacific Global Investment Management Company

Contract features and benefits    31

AXA Premier VIP Trust — Class B Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
Multimanager Technology	Seeks long-term growth of capital.	AXA Equitable Funds Management Group, LLC RCM Capital Management, LLC SSgA Funds Management, Inc. Wellington Management Company, LLP
EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
ALL ASSET ALLOCATION	Seeks long-term capital appreciation and current income.	AXA Equitable Funds Management Group, LLC
AXA Balanced Strategy(1)	Seeks long-term capital appreciation and current income	AXA Equitable Funds Management Group, LLC
AXA Conservative Growth Strategy(1)	Seeks current income and growth of capital, with a greater emphasis on current income.	AXA Equitable Funds Management Group, LLC
AXA Conservative Strategy(1)	Seeks a high level of current income.	AXA Equitable Funds Management Group, LLC
AXA Growth Strategy(1)	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	AXA Equitable Funds Management Group, LLC
AXA Moderate Growth Strategy(1)	Seeks long-term capital appreciation and current income, with a greater emphasis on current income.	AXA Equitable Funds Management Group, LLC
AXA Tactical Manager 2000	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of small-capitalization companies, including securities in the Russell 2000 Index.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC
AXA Tactical Manager 400	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of mid-capitalization companies, including securities in the Standard & Poor's MidCap 400 Index.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC
AXA Tactical Manager 500	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of large-capitalization companies, including securities in the Standard & Poor's 500 Composite Stock Price Index.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC
AXA Tactical Manager International	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of foreign companies, including securities in the Morgan Stanley Capital International EAFE Index, ASX SPI 200 Index, Dow Jones EURO STOXX 50 Index, FTSE 100 Index and the Tokyo Stock Price Index.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC
AXA Ultra Conservative Strategy(2)	Seeks current income.	AXA Equitable Funds Management Group, LLC

32    Contract features and benefits

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
EQ/AllianceBernstein Dynamic Wealth Strategies	Seeks to achieve total return from long-term growth of capital and income.	AllianceBernstein L.P.
EQ/AllianceBernstein Small Cap Growth	Seeks to achieve long-term growth of capital.	AllianceBernstein L.P.
EQ/AXA FRANKLIN SMALL CAP VALUE CORE	Seeks to achieve long-term total return.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Franklin Advisory Services, LLC
EQ/BOSTON ADVISORS EQUITY INCOME	Seeks a combination of growth and income to achieve an above-average and consistent total return.	Boston Advisors, LLC
EQ/CALVERT SOCIALLY RESPONSIBLE	Seeks to achieve long-term capital appreciation.	Bridgeway Capital Management, Inc. Calvert Investment Management Inc.
EQ/CAPITAL GUARDIAN RESEARCH	Seeks to achieve long-term growth of capital.	Capital Guardian Trust Company
EQ/CORE BOND INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government/Credit Index, including reinvestment of dividends, at a risk level consistent with that of the Barclays Capital Intermediate U.S. Government/Credit Index.	SSgA Funds Management, Inc.
EQ/DAVIS NEW YORK VENTURE	Seeks to achieve long-term growth of capital.	Davis Selected Advisors, L.P.
EQ/EQUITY GROWTH PLUS	Seeks to achieve long-term growth of capital.	AXA Equitable Funds Management Group, LLC BlackRock Capital Management, Inc. BlackRock Investment Management, LLC
EQ/FRANKLIN CORE BALANCED	Seeks to maximize income while maintaining prospects for capital appreciation.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Franklin Advisers, Inc.
EQ/FRANKLIN TEMPLETON ALLOCATION	Primarily seeks capital appreciation and secondarily seeks income.	AXA Equitable Funds Management Group, LLC
EQ/Global Bond PLUS	Seeks to achieve capital growth and current income.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC First International Advisors, LLC Wells Capital Management, Inc.
EQ/GLOBAL MULTI-SECTOR EQUITY	Seeks to achieve long-term capital appreciation.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Morgan Stanley Investment Management Inc.
EQ/Intermediate Government Bond Index	Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Barclays Capital Intermediate U.S. Government Bond Index.	SSgA Funds Management, Inc.

Contract features and benefits    33

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
EQ/International Core PLUS	Seeks to achieve long-term growth of capital.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Hirayama Investments, LLC Wentworth Hauser and Violich, Inc.
EQ/JPMorgan Value Opportunities	Seeks to achieve long-term capital appreciation.	J.P. Morgan Investment Management Inc.
EQ/Large Cap Core PLUS	Seeks to achieve long-term growth of capital with a secondary objective to seek reasonable current income. For purposes of this Portfolio, the words "reasonable current income" mean moderate income.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Institutional Capital LLC
EQ/Large Cap Growth PLUS	Seeks to provide long-term capital growth.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Marsico Capital Management, LLC
EQ/Large Cap Value PLUS	Seeks to achieve long-term growth of capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC
EQ/LORD ABBETT LARGE CAP CORE	Seeks to achieve capital appreciation and growth of income with reasonable risk.	Lord, Abbett & Co. LLC
EQ/MFS INTERNATIONAL GROWTH	Seeks to achieve capital appreciation.	MFS Investment Management
EQ/Mid Cap Value PLUS	Seeks to achieve long-term capital appreciation.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Wellington Management Company, LLP
EQ/MONEY MARKET	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	The Dreyfus Corporation
EQ/MONTAG & CALDWELL GROWTH	Seeks to achieve capital appreciation.	Montag & Caldwell, LLC
EQ/MORGAN STANLEY MID CAP GROWTH	Seeks to achieve capital growth.	Morgan Stanley Investment Management Inc.
EQ/MUTUAL LARGE CAP EQUITY	Seeks to achieve capital appreciation, which may occasionally be short-term, and secondarily, income.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Franklin Mutual Advisers, LLC
EQ/OPPENHEIMER GLOBAL	Seeks to achieve capital appreciation.	OppenheimerFunds, Inc.
EQ/PIMCO ULTRA SHORT BOND	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	Pacific Investment Management Company, LLC
EQ/Quality Bond PLUS	Seeks to achieve high current income consistent with moderate risk to capital.	AllianceBernstein L.P. AXA Equitable Funds Management Group, LLC
EQ/T. Rowe Price Growth Stock	Seeks to achieve long-term capital appreciation and secondarily, income.	T. Rowe Price Associates, Inc.

34    Contract features and benefits

EQ Advisors Trust Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
EQ/Templeton Global Equity	Seeks to achieve long-term capital growth.	AXA Equitable Funds Management Group, LLC BlackRock Investment Management, LLC Templeton Investment Counsel, LLC
EQ/UBS GROWTH AND INCOME	Seeks to achieve total return through capital appreciation with income as a secondary consideration.	UBS Global Asset Management (Americas) Inc.
EQ/VAN KAMPEN COMSTOCK	Seeks to achieve capital growth and income.	Invesco Advisers, Inc.
EQ/WELLS FARGO OMEGA GROWTH	Seeks to achieve long-term capital growth.	Wells Capital Management, Inc.

(1)	The "AXA Strategic Allocation Portfolios"
(2)	The AXA Ultra Conservative Strategy investment option is part of the asset transfer program and is not part of Option A or Option B. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

You should consider the investment objective, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.

Contract features and benefits    35

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

  the minimum interest rate guaranteed over the life of the contract, the yearly guaranteed interest rate for the calendar year, and the current interest rate.

Based on the interest rates in effect at the time, we will apply the highest of the three interest rates described above to amounts allocated to the guaranteed interest option. Although the interest rate may vary over the course of your investment in the guaranteed interest option, the interest rate will never be lower than the lifetime minimum rate. For information regarding the interest rate currently in effect for the guaranteed interest option, call us or visit us online. See “How to reach us” earlier in this Prospectus.

Depending on the state where your contract is issued, the lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate, which is set each calendar year, will never be less than the lifetime minimum rate. The minimum yearly rate for 2011 is 1.00%. Current interest rates, which may be set monthly, will never be less than the yearly guaranteed interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before deduction of annual administrative charges, any withdrawal charges (if applicable) and any optional benefit charges. See Appendix VI later in this Prospectus for state variations.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers to and from the guaranteed interest option.

For contracts with GMIB (or for contracts that have converted to the GWBL), ATP transfers are not taken out of or allocated to the guaranteed interest option. Please see "Asset transfer program ("ATP")" later in this section.

The account for special dollar cost averaging is part of our general account. See "Special dollar cost averaging program" below for more information.

Allocating your contributions

Your allocation alternatives and procedures depend on whether you select Option A – Asset Allocation or Option B – Custom Selection, which we describe below. You must select either Option A – Asset Allocation or Option B – Custom Selection with your initial contribution. If you elect GMIB I – Asset Allocation, your contract is restricted to Option A. If you elect GMIB II – Custom Selection or if you don't elect a GMIB, you can choose either Option A or Option B.

Subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit new allocation instructions on a form that we provide. We will not honor letters of instruction directing the allocation. If you submit new allocation instructions for subsequent contributions, those allocation instructions must comply with the Option rules that are in effect at the time that you submit the new allocation instructions.

Option A — Asset Allocation

Under Option A, the Asset Allocation option, all of your account value must be allocated to one or more of the following options: (1) the AXA Strategic Allocation Portfolios; (2) the EQ/AllianceBernstein Dynamic Wealth Strategies Portfolio; (3) the guaranteed interest option; (4) the EQ/Money Market Portfolio; and (5) a Special DCA program.

The AXA Strategic Allocation Portfolios are:
AXA Balanced Strategy
AXA Conservative Growth Strategy
AXA Conservative Strategy
AXA Growth Strategy
AXA Moderate Growth Strategy

Allocations must be in whole percentages, and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions for contracts issued in certain states. See Appendix VI later in this Prospectus for state variations. Special DCA programs are available in connection with Option A, and they are discussed in "Dollar cost averaging" below.

You can rebalance your account value under Option A by submitting a request to rebalance your account value as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only) and must comply with the limits regarding transfers into and out of the guaranteed interest option. You can rebalance only to the investment options available under Option A.

When we rebalance your account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the AXA Ultra Conservative Strategy investment option are excluded from rebalancing, however, a one-time rebalancing request may trigger an off cycle ATP transfer if any amounts are moved out of the guaranteed interest option as a result of the rebalance. Please see "Asset transfer program ("ATP")" later in this section.

Option B — Custom Selection

Under Option B, the Custom Selection option, all of your account value must be allocated to: (1) the variable investment options according to the category and investment option limits described below; or (2) a Special DCA program. The guaranteed interest option is not available under Option B.

If you do not elect a Special DCA program, all of your account value must be allocated among the investment options in the following four categories:

Category 1 — Fixed Income
EQ/Core Bond Index
EQ/Intermediate Government Bond Index

36    Contract features and benefits

EQ/Money Market
EQ/Quality Bond PLUS
Multimanager Core Bond

Category 2 — Asset Allocation/Indexed
AXA Balanced Strategy
AXA Conservative Growth Strategy
AXA Conservative Strategy
AXA Growth Strategy
AXA Moderate Growth Strategy
AXA Tactical Manager 400
AXA Tactical Manager 500
AXA Tactical Manager International
AXA Tactical Manager 2000
EQ/AllianceBernstein Dynamic Wealth Strategies

Category 3 — Core Diversified
EQ/AXA Franklin Small Cap Value Core
EQ/Equity Growth PLUS
EQ/Franklin Core Balanced
EQ/Franklin Templeton Allocation
EQ/Global Bond PLUS
EQ/Global Multi-Sector Equity
EQ/International Core PLUS
EQ/Large Cap Core PLUS
EQ/Large Cap Growth PLUS
EQ/Large Cap Value PLUS
EQ/Mid Cap Value PLUS
EQ/Mutual Large Cap Equity
EQ/Templeton Global Equity
Multimanager Aggressive Equity
Multimanager International Equity
Multimanager Large Cap Core Equity
Multimanager Large Cap Value
Multimanager Mid Cap Growth
Multimanager Mid Cap Value
Multimanager Multi-Sector Bond
Multimanager Small Cap Growth
Multimanager Small Cap Value

Category 4 — Manager Select
All Asset Allocation
EQ/AllianceBernstein Small Cap Growth
EQ/Boston Advisors Equity Income
EQ/Calvert Socially Responsible
EQ/Capital Guardian Research
EQ/Davis New York Venture
EQ/JPMorgan Value Opportunities
EQ/Lord Abbett Large Cap Core
EQ/MFS International Growth
EQ/Montag & Caldwell Growth
EQ/Morgan Stanley Mid Cap Growth
EQ/Oppenheimer Global
EQ/PIMCO Ultra Short Bond
EQ/T. Rowe Price Growth Stock
EQ/UBS Growth and Income
EQ/Van Kampen Comstock
EQ/Wells Fargo Omega Growth
Multimanager Technology

Your contributions in the four categories must also generally be allocated according to the following category and investment option limits.

Category and Investment option limits. The chart below sets forth the general category and investment option limits of Option B – Custom Selection.

Category	1 Fixed Income	2 Asset Allocation/ Indexed	3 Core Diversified	4 Manager Select
Maximum for category	100%	70%	50%	25%
Minimum for category	30%(1)	20%(1)	0%	0%
Maximum for each option	100%(2)	70%(3)	25%	15%

(1)	You are required to invest a minimum of 30% of your account value in Category 1 at all times. In addition, a minimum of 20% of your account value is also required to be invested in Category 2 if any percentage of your account value is allocated to Category 3 and/or Category 4.
(2)	The maximum option limit for the EQ/Money Market is 30%.
(3)	AXA Tactical Manager 2000, AXA Tactical Manager 400, AXA Tactical Manager 500 and AXA Tactical Manager International have a 40% per option maximum limit.

There are no minimum allocations for any one investment option. Allocations must be in whole percentages. The total of your allocations into all available investment options must equal 100%. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix VI later in this Prospectus for state variations.

Quarterly Rebalancing (Option B — Custom Selection only). Under Option B, your account value will be rebalanced automatically each quarter of your contract year. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The rebalance for the last quarter of the contract year will occur on the contract anniversary date. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract anniversary date. When we rebalance your account value, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. For contracts with GMIB (or for contracts that have converted to the GWBL), any amounts in the AXA Ultra Conservative Strategy investment option will be excluded from rebalancing. Please see "Asset transfer program ("ATP")" later in this section. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

Transfers. Generally, you may transfer your account value among the variable investment options. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Under Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a Special DCA program) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.

Contract features and benefits    37

You may make transfers among the investment options available under Option B, provided that the transfer meets the category and investment option limits in place at the time of the transfer. In the remainder of this section, we explain our current Option B transfer rules, which we may change in the future. You may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. An investment option transfer under Option B does not automatically change your allocation instructions for the rebalancing of your account on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. If you wish to change your allocation instructions for the quarterly rebalancing of your account, these instructions must meet the category and investment option limits in place at the time of the transfer and must be made in writing on a form we provide and sent to the processing office. Please note, however, that an allocation change for future contributions will automatically change the rebalancing instructions on file for your account. For more information about transferring your account value, please see "Transferring your money among investment options" later in this prospectus.

For contracts with GMIB (or for contracts that have converted to the GWBL), you cannot initiate a transfer into the AXA Ultra Conservative Strategy investment option. On a limited basis, you can initiate a complete transfer out of the AXA Ultra Conservative Strategy investment option up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option. Please see "Asset transfer program ("ATP")" later in this section. Transfers into or out of the AXA Ultra Conservative Strategy investment option do not require new allocation instructions.

Allocation instruction changes. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment limits in place at the time that the instructions are received.

Possible changes to the category and investment option limits. We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, "category and investment option limits").

If we change our category and investment option limits, please note the following:

  Any amounts you have allocated among the variable investment options will not be automatically reallocated to conform with the new category and investment option limits.
  If your allocation instructions on file prior to a change to our category and investment option limits do not comply with our new category and investment option limits:
    you will not be automatically required to change your allocation instructions;
    if you make a subsequent contribution, you will not be required to change your allocation instructions;
    if you initiate a transfer, you will be required to change your instructions.
  Any change to your allocation instructions must comply with our new category and investment option limits. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

Switching between options

If you elect the GMIB I – Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I – Asset Allocation). If you elect the GMIB I - Asset Allocation and convert to the GWBL, your contract will continue to be restricted to Option A at the time of the conversion.

If you do not have the GMIB I – Asset Allocation, you may select either Option A or Option B. In addition, you may switch between Option A and Option B. There are currently no limits on the number of switches between options, but the Company reserves the right to impose a limit. If you move from one option to another, you are subject to the rules applicable to the new option that are in place at the time of the switch.

For more information about allocation changes upon an automatic conversion to the GWBL, see "Automatic conversion" in "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus.

Your responsibility for allocation decisions

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to select investment allocations and make other decisions under the contract. (Your investment allocations may be subject to the ATP if you elect the GMIB or convert to GWBL, as described in "Asset transfer program ("ATP")" later in this Prospectus.) If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Under Option A or Option B, you may participate in a Special DCA program. Under Option A, but not Option B, you may participate in one of two Investment simplifier programs. You may only participate in one program at

38    Contract features and benefits

a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Under Option A, your dollar cost averaging transfer allocations to the guaranteed interest option cannot exceed 25% of your dollar cost averaging transfer allocations. Under Option B, dollar cost averaging transfer allocations must also meet Custom Selection guidelines. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs:

  Special dollar cost averaging:
  Special money market dollar cost averaging:
  Investment simplifier.

Our Special DCA programs. We currently offer the "Special dollar cost averaging program" with Series B and Series L contracts and the "Special money market dollar cost averaging program" with Series CPSM and Series C contracts. Collectively, we refer to the special dollar cost averaging program and the special money market dollar cost averaging program as the "Special DCA programs".

Special dollar cost averaging program

You may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. However, we are under no obligation to offer enhanced guaranteed rates at any point in time. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option, to amounts allocated to this account. The guaranteed lifetime minimum rate ranges from 1.00% to 3.00%, depending on the state where your contract is issued. There is no maximum rate. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options over an available time period that you select. If the special dollar cost averaging program is selected at the time of application to purchase the Accumulator® Series contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the remainder of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the remainder of the time period selected at application. Contribution(s) made to a special dollar cost averaging program selected after your contract has been issued will be credited with the then current interest rate on the date the contribution is received by AXA Equitable for the time period initially selected by you. Once the time period you selected has ended, you may select an additional time period if you are still eligible to make contributions under your contract. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the selection that you have previously made.

Special money market dollar cost averaging program

You may dollar cost average from the account for special money market dollar cost averaging option, which is part of the EQ/Money Market investment option.

Under both Special DCA programs, the following applies:

  Initial contributions to a program must be at least $2,000; subsequent contributions to an existing program must be at least $250.
  Subsequent contributions to an existing program do not extend the time period of the program.
  Contributions into a program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program.
  We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it.
  Currently, your account value will be transferred from the program into the investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.
  Contributions to a program may be designated for the variable investment options and/or the guaranteed interest option, subject to the following:
    If you want to take advantage of one of our programs, 100% of your contribution must be allocated to that program. In other words, your contribution cannot be split between your Special DCA program and any other investment options available under the contract.
    You may designate up to 25% of your program to the guaranteed interest option, even if such a transfer would result in more than 25% of your account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.
  Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file, the instructions for your program will change to match your new allocation instructions.
  We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the

  Contract features and benefits    39

  program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the investment options. If you request to transfer or withdraw any other amounts from your program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the program that we have on file for you.

  Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your program allocation instructions. Any withdrawal from a program will reduce your guaranteed benefit bases. See "How withdrawals affect your Guaranteed benefits" later in this section.
  For contracts with GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see "Asset transfer program ("ATP")" later in this section.
  If the GMIB converts to the GWBL, the Special DCA programs are not available.
  You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

Investment simplifier

Under Option A, we offer two Investment simplifier options which are dollar cost averaging programs. You may not participate in an Investment simplifier option when you are participating in a Special DCA program. The Investment simplifier options are not available under Option B.

Fixed-dollar option. Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the investment options available under Option A. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging (available in Series B and Series L contracts only), this option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if such a transfer ends the program. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the investment options available under Option A. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

Interaction of dollar cost averaging programs with other contract features and benefits

You may only participate in one dollar cost averaging program at a time. See "Transferring your money among investment options" later in this Prospectus. If your GMIB converts to the GWBL, that will terminate any dollar cost averaging program you have in place at the time, and may limit your ability to elect a new dollar cost averaging program after conversion. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus. Also, for information on how the dollar cost averaging program you select may affect certain guaranteed benefits see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" below.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See Appendix VI later in this Prospectus for more information on state availability.

Credits (for Series CPSM contracts only)

A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of your account value, which is used to calculate the Highest Anniversary Value benefit base or a Roll-up benefit base reset.

The amount of the credit will be 4% or 5% of each contribution based on your total first-year contributions.

First year total contributions Breakpoints	Credit percentage applied to contributions
Less than $350,000	4%
$350,000 or more	5%

The percentage of the credit is based on your total first year contributions. This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below). For QP contracts only, the credit percentage will also be credited for contributions in the second and later

40    Contract features and benefits

contract years. Please note that we may discontinue acceptance of contributions, including within the first contract year. The credit will apply to subsequent contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $240 [4% x (10,000 + 3,000 - 7,000)].

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

  Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to equal or exceed $350,000 in the first contract year (the "Expected First Year Contribution Amount") and your initial contribution is at least $175,000, your credit percentage will be as follows:

    For any contributions resulting in total contributions to date less than or equal to your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.
    If at the end of the first contract year your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.
    The "Indication of intent" approach to first year contributions is not available in all states. Please see Appendix IV later in this Prospectus for more information on state availability.

For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any subsequent contributions in the first contract year. Your account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your account value will be reduced by $2,000 (1% x $200,000).

  Upon advance notice to you, we may discontinue acceptance of contributions within the first contract year. Therefore, you may have less than a year to reach your Expected First Year Contribution Amount. We would recover any Excess Credit at the end of the first contract year.
  No indication of intent:
    For your initial contribution we will apply the credit percentage based upon the above table.
    For any subsequent contribution that results in a higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

  If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See "Charges and expenses" later in this Prospectus for more information.
  If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.
  If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit. (If the younger joint owner dies, we will not recover the amount of such credit. The contract would continue based on the older joint owner.)

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $4,000.

We will recover any credit on a pro rata basis from the value in your variable investment options (including any amounts in the AXA Ultra Conservative Strategy investment option) and guaranteed interest option. If there is insufficient value or no value in the variable investment options (including any amounts in the AXA Ultra Conservative Strategy investment option) and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging. We do not include credits in the calculation of any withdrawal charge.

Contract features and benefits    41

We do not consider credits to be contributions for purposes of any discussion in this Prospectus. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of your account value, which is used to calculate a reset of the Highest Anniversary Value benefit base or the Roll-up benefit base. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CPSM contract for 20 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

Any amount transferred from another AXA Equitable contract in which a credit was previously applied, is not eligible for an additional credit on the amount transferred to your Series CPSM contract.

Guaranteed minimum death benefit and
Guaranteed minimum income benefit base

The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your "guaranteed benefit bases") are used to calculate the Guaranteed minimum income benefit ("GMIB") and the Guaranteed minimum death benefits, as described in this section. The benefit base for a GMIB and Guaranteed minimum death benefit will be calculated as described below in this section whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value. See also "Guaranteed minimum income benefit ("GMIB")" and "Guaranteed minimum death benefit" below.

We refer to the following collectively, as the "Guaranteed minimum income benefit ("GMIB")": (i) GMIB I – Asset Allocation and (ii) GMIB II – Custom Selection.

We refer to the following, collectively, as "Guaranteed minimum death benefits:" (i) Return of Principal death benefit; (ii) the Highest Anniversary Value death benefit; and (iii) the "Greater of" death benefit, which includes both the "Greater of" GMDB I and the "Greater of" GMDB II.

As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Highest Anniversary Value death benefit is based on the Highest Anniversary Value benefit base; (3) the "Greater of" death benefit is based on the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base; (4) the GMIB is based on the GMIB benefit base, which is the greater of Roll-up benefit base and the Highest Anniversary Value benefit base.

For Series CPSM contracts only, any credit amounts attributable to your contributions are not included in your guaranteed benefit bases.

For a description of how the ATP exit option will impact your guaranteed benefit bases, see "ATP exit option" below.

See "How withdrawals affect your Guaranteed benefits" later in this section for a discussion of how withdrawals impact your guaranteed benefit bases. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Return of Principal death benefit base

Your Return of Principal death benefit base is equal to:

  your initial contribution and any subsequent contributions to the contract; less a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.

Please see Appendix III for an example of how the Return of Principal death benefit base is calculated.

Highest Anniversary Value benefit base
(Used for the Highest Anniversary Value death benefit, GMIB I – Asset Allocation, "Greater of" GMDB I, GMIB II – Custom Selection and "Greater of" GMDB II)

The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your contract.

If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

  your initial contribution and any subsequent contributions to your contract,

  or

  your highest account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any subsequent contributions made since the most recent "reset" of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

If you have taken a withdrawal from your contract, your Highest Anniversary Value benefit base will be reduced from the amount described above.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to the greater of either:

  your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any subsequent contributions made after any such withdrawal),

  or

  your highest account value on any contract date anniversary after the withdrawal, up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any subsequent contributions made since the most recent "reset" of the Highest Anniversary Value benefit base that established your account value as your new Highest Anniversary Value benefit base).

42    Contract features and benefits

Please see Appendix III for an example of how the Highest Anniversary Value benefit base is calculated.

Roll-up benefit base
(Used for the GMIB I – Asset Allocation, "Greater of" GMDB I, GMIB II – Custom Selection and "Greater of" GMDB II)

Your Roll-up benefit base is equal to:

  your initial contribution and any subsequent contributions to your contract; less a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus
  "Deferral bonus Roll-up amount" OR any "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the "Annual withdrawal amount." (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

The "Annual Roll-up amount" and the "Deferral bonus Roll-up amount" are described under "Guaranteed minimum income benefit ("GMIB")" later in this section.

The Roll-up benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday.

For contracts with non-natural owners, the Roll-up benefit bases will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix III for an example of how the Roll-up benefit base is calculated.

Either the Deferral bonus Roll-up amount or the Annual Roll-up amount is credited to the Roll-up benefit base on each contract date anniversary. These amounts are calculated by taking into account your Roll-up benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, subsequent contributions to your contract during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.

"Greater of" GMDB I, "Greater of" GMDB II, GMIB I – Asset Allocation and GMIB II – Custom Selection benefit bases

Your "Greater of" death benefit base and your GMIB benefit base are equal to the greater of:

  The Roll-up benefit base; and
  The Highest Anniversary Value benefit base.

Both of these are described immediately above.

The Roll-up benefit base is used to calculate (i) the Annual withdrawal amount (as described later in this section), (ii) the benefit bases for the GMIB and “Greater of” death benefit, and (iii) the charges for these guaranteed benefits. The Highest Anniversary Value benefit base is not used to calculate your Annual withdrawal amount, but is used to calculate the benefit bases for the GMIB and “Greater of” death benefit, as well as the charges for these guaranteed benefits.

For the GMIB, the benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised prior to the contract date anniversary following age 85. For more information, see "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix III later in this Prospectus for an example of how the benefit bases for GMIB and the "Greater of" death benefit are calculated.

Your guaranteed benefit base(s) is not an account value. As such, the benefit base(s) cannot be split or divided in any proportion in connection with an event, such as a divorce or Roth IRA conversion.

Roll-up benefit base reset

As described in this section, you will be eligible to reset your Roll-up benefit base on certain contract date anniversaries. The reset amount will equal the account value as of the contract date anniversary on which you reset your Roll-up benefit base. The Roll-up continues to the contract date anniversary following age 85 on any reset benefit base.

If you elect GMIB with or without the "Greater of" GMDB, you are eligible to reset the Roll-up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary starting with your first contract date anniversary and ending with the contract date anniversary following your 85th birthday.

If you elect both a "Greater of" death benefit and a GMIB, the Roll-up benefit bases for both guaranteed benefits are reset simultaneously when you request a Roll-up benefit base reset. You cannot elect a Roll-up benefit base reset for one benefit and not the other.

We will send you a notice in each year that the Roll-up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program.

one-time reset option - resets your Roll-up benefit base on a single contract date anniversary.

automatic annual reset program - automatically resets your Roll-up benefit base on each contract date anniversary you are eligible for a reset.

automatic customized reset program - automatically resets your Roll-up benefit base on each contract date anniversary, if eligible, for the period you designate.

If your request to reset your Roll-up benefit base is received at our processing office more than 30 days after your contract date anniversary, your Roll-up benefit base will reset on the next contract date anniversary if you are eligible for a reset.

One-time reset requests will be processed as follows:

  if your request is received within 30 days following your contract date anniversary, your Roll-up benefit base will be reset, if eligible, as of that contract date anniversary. If your benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;
  if your request is received outside the 30 day period following your contract date anniversary, your Roll-up benefit base will be reset, if eligible, on the next contract date anniversary. If your benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least 30 days prior to your contract date anniversary to terminate your reset program for such contract

Contract features and benefits    43

date anniversary. Cancellation requests received after this deadline will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see "How to reach us" earlier in this Prospectus. If you die before the contract date anniversary following age 85 and your spouse continues the contract, the benefit base will be eligible to be reset on each contract date anniversary until the contract date anniversary following the spouse's age 85 as described above.

If you elect to reset your Roll-up benefit bases, we may increase the charge for the GMIB and the "Greater of" death benefit. There is no charge increase for the Highest Anniversary Value death benefit. See both "Guaranteed minimum death benefit charge" and "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus for more information.

It is important to note that once you have reset your Roll-up benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset. Your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 85. See "Exercise rules" under "Guaranteed minimum income benefit ("GMIB")" and "How withdrawals affect your Guaranteed benefits" below for more information. Please note that in most cases, resetting your Roll-up benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus.

If you are a traditional IRA or QP contract owner, before you reset your Roll-up benefit base, please consider the effect of the waiting period on your requirement to take lifetime required minimum distributions with respect to the contract. If you convert from a QP contract to an IRA, your waiting period for the reset under the IRA contract will include any time that you were a participant under the QP contract. If you must begin taking lifetime required minimum distributions during the 10-year waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle that you maintain. See "How withdrawals affect your Guaranteed benefits" later in this section and "Lifetime required minimum distribution withdrawals" in "Accessing your money." Also, see "Required minimum distributions" under "Individual retirement arrangements (IRAs)" in "Tax information" and Appendix II — "Purchase considerations for QP Contracts" later in this Prospectus.

Annuity purchase factors

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and annuity payout options. The GMIB is discussed under "Guaranteed minimum income benefit ("GMIB")" below and annuity payout options are discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

Guaranteed minimum income benefit ("GMIB")

This section describes the Guaranteed minimum income benefit ("GMIB").

The GMIB is available to owners ages 20–80 (ages 20-70 for Series CPSM contracts). For owner ages 76–80 at issue, the only death benefit available with the GMIB is the Return of Principal death benefit.

You may elect one of the following:

  The Guaranteed minimum income benefit I - Asset Allocation ("GMIB I – Asset Allocation").
  The Guaranteed minimum income benefit II – Custom Selection ("GMIB II – Custom Selection").

Both options include the ability to reset your Roll-up benefit base. See "Roll-up benefit base reset" earlier in this section. Under GMIB I – Asset Allocation, you are restricted to the investment options available under Option A – Asset Allocation. Under GMIB II – Custom Selection, you can choose either Option A – Asset Allocation or Option B – Custom Selection. You should not elect GMIB II—Custom Selection and invest your account value in Option A if you plan to never switch to Option B, since GMIB I—Asset Allocation's optional benefit charge is lower and offers Option A.

If you elect the GMIB I – Asset Allocation, you may elect the Return of Principal death benefit, Highest Anniversary Value death benefit, or the "Greater of" GMDB I. You may not elect the "Greater of" GMDB II.

If you elect the GMIB II—Custom Selection, you may elect the Return of Principal death benefit, Highest Anniversary Value death benefit, or the "Greater of" GMDB II. You may not elect the "Greater of" GMDB I.

If the contract is jointly owned, the GMIB will be calculated on the basis of the older owner's age. There is an additional charge for the GMIB which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.

This feature is not available for an Inherited IRA. If you are using the contract to fund a charitable remainder trust (for Series B and Series L contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GMIB. See "Owner and annuitant requirements" earlier in this section. If the owner was older than age 60 at the time an IRA or QP contract was issued, the GMIB may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the GMIB can be exercised. See "How withdrawals affect your Guaranteed benefits" later in this section.

If you elect the GMIB option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

The GMIB guarantees you a minimum amount of fixed income under your choice of a life annuity fixed payout option or a life with a period certain payout option. You choose which of these payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. The maximum period certain available under the life with a period certain payout option is 10 years.

44    Contract features and benefits

We may also make other forms of payout options available. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

The Guaranteed minimum income benefit should be regarded as a safety net only.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 85), to guaranteed annuity purchase factors, or (ii) the income provided by applying your account value to our then current annuity purchase factors. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

Before you elect the GMIB, you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors. We will make this comparison for you when the need arises.

Surrendering your contract will terminate your GMIB. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

Annual Roll-up rate

The Annual Roll-up rate is 5%. The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your Roll-up benefit base for the contract year in which the first withdrawal is made from your contract and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your Roll-up benefit base in the contract years prior to the first withdrawal from your contract — it is called the "Deferral bonus Roll-up rate".

Deferral bonus Roll-up rate

The Deferral bonus Roll-up rate is 6%. The Deferral bonus Roll-up rate is only used to calculate amounts credited to your Roll-up benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your contract. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB.

Beginning with the first contract year, the Roll-up amount credited to your Roll-up benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your contract, the Deferral bonus Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your contract until later contract years while potentially building a greater Roll-up benefit base with a higher Roll-up rate.

Annual Roll-up amount and annual Roll-up benefit base adjustment

The Annual Roll-up amount is an amount credited to your Roll-up benefit base on each contract date anniversary if there has ever been a withdrawal from your contract. This amount is calculated by taking into account your Roll-up benefit base from the preceding contract date anniversary, the Annual Roll-up rate, contributions to your contract during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

  your Roll-up benefit base on the preceding contract date anniversary, multiplied by:
  5% (the Annual Roll-up rate); less
  any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus
  A pro-rated Roll-up amount for any contribution to your contract during the contract year.

A pro-rated Roll-up amount is based on the number of days in the contract year after the contribution.

The Roll-up benefit base, used in connection with the GMIB and the "Greater of" death benefit, stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday.

In the event of your death, a pro-rated portion of the Annual Roll-up amount will be added to the Roll-up benefit base, if applicable.

Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your Roll-up benefit base on a pro-rata basis. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.

Deferral bonus Roll-up amount and annual Roll-up benefit base adjustment

The Deferral bonus Roll-up amount is an amount credited to your Roll-up benefit base on each contract date anniversary provided you have never taken a withdrawal from your contract. The amount is calculated by taking into account your Roll-up benefit base from the preceding contract date anniversary, the Deferral bonus Roll-up rate and contributions to your contract during the contract year.

Your Deferral bonus Roll-up amount at the end of the contract year is calculated as follows:

  your Roll-up benefit base on the preceding contract date anniversary, multiplied by:
  6% (the Deferral bonus Roll-up rate); plus
  A pro-rated Deferral bonus Roll-up amount for any contribution to your contract during the contract year.

A pro-rated Deferral bonus Roll-up amount is based on the number of days in the contract year after the contribution.

In the event of your death, a pro-rated portion of the Deferral bonus Roll-up amount will be added to the Roll-up benefit base, if applicable.

Annual withdrawal amount

Your Annual withdrawal amount is calculated on the first day of each contract year beginning in the second contract year, and is equal to:

Contract features and benefits    45

  5% (the Annual Roll-up rate), multiplied by;
  the Roll-up benefit base as of the most recent contract date anniversary.

You do not have an Annual withdrawal amount in the first contract year. Any withdrawal from your contract during the first contract year is treated as an Excess withdrawal and will reduce your Roll-up benefit base on a pro-rata basis. The full Annual Roll-up amount is added to your Roll-up benefit base on the first contract date anniversary.

Beginning in the second contract year, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit base. Amounts withdrawn from your contract in excess of your Annual withdrawal amount, and all subsequent withdrawals from your contract in that contract year, will always reduce your Roll-up benefit base on a pro-rata basis. Each such withdrawal is referred to as an "Excess withdrawal". For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. It is important to note that withdrawals in excess of your Annual withdrawal amount may have a harmful effect on your guaranteed benefit bases. An Excess withdrawal that reduces your account value to zero will cause your GMIB to terminate.

Please remember that the Roll-up benefit base is only one component of the benefit base for the GMIB I – Asset Allocation, GMIB II – Custom Selection, "Greater of" GMDB I and "Greater of" GMDB II. These benefit bases are equal to the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base. This means if the Highest Anniversary Value benefit base is greater than the Roll-up benefit base at the time of a withdrawal, even if your Roll-up benefit base is not reduced as a result of the withdrawal, your GMIB benefit base and/or your "Greater of" death benefit base will be reduced.

Your Annual withdrawal amount is based solely on your Roll-up benefit base; it is not impacted by your Highest Anniversary Value benefit base. Your Annual withdrawal amount is always calculated using the Annual Roll-up rate. The Deferral bonus Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year.

Example of how your Annual withdrawal amount; Annual Roll-up amount; Deferral bonus Roll-up amount and Roll-up benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount. Assume you make a contribution of $100,000 at issue. Accordingly, your Roll-up benefit base on your fifth contract date anniversary is $133,823. The Roll-up benefit base of $133,823 is calculated as follows:

You start with $100,000. This amount is your initial Roll-up benefit base.

  The first Deferral bonus Roll-up amount increases your Roll-up benefit base to $106,000. ($100,000 + $6,000)

    $100,000 (Roll-up benefit base) x 6% (Deferral bonus Roll-up rate) = $6,000 (Deferral bonus Roll-up amount)

  The second Deferral bonus Roll-up amount increases your Roll-up benefit base to $112,360. ($106,000 + $6,360)

    $106,000 (Roll-up benefit base) x 6% (Deferral bonus Roll-up rate) = $6,360 (Deferral bonus Roll-up amount)

  The third Deferral bonus Roll-up amount increases your Roll-up benefit base to $119,102. ($112,360 + $6,742)

    $112,360 (Roll-up benefit base) x 6% (Deferral bonus Roll-up rate) = $6,742 (Deferral bonus Roll-up amount)

  The fourth Deferral bonus Roll-up amount increases your Roll-up benefit base to $126,248. ($119,102 + $7,146)

    $119,102 (Roll-up benefit base) x 6% (Deferral bonus Roll-up rate) = $7,146 (Deferral bonus Roll-up amount)

  The fifth Deferral bonus Roll-up amount increases your Roll-up benefit base to $133,823. ($126,248 + $7,575)

    $126,248 (Roll-up benefit base) x 6% (Deferral bonus Roll-up rate) = $7,575 (Deferral bonus Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year six is equal to $6,691, calculated as follows:

  $133,823 (Roll-up benefit base as of your most recent contract date anniversary) multiplied by
  5% (your current Annual Roll-up rate) equals
  $6,691

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that you withdraw $5,000 during contract year six, which is less than your full Annual withdrawal amount of $6,691.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $1,691, calculated as follows:

  5% (your current Annual Roll-up rate) multiplied by
  $133,823 (your Roll-up benefit base as of your most recent contract date anniversary) minus
  $5,000 (the portion of the Annual withdrawal amount withdrawn) equals
  $1,691

Please note that the withdrawal in contract year six terminated the Deferral bonus Roll-up rate. Therefore on the sixth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted Roll-up benefit base is $135,514 ($133,823 + $1,691).

Effect of an Excess withdrawal. In contract year six, assume instead that you make a withdrawal of $9,691 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $6,691 ($9,691 – $6,691 = $3,000). Further, assume that your account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your Roll-up benefit base on a pro-rata basis. Accordingly, your Roll-up benefit base is reduced by $4,015 at the time of the withdrawal, calculated as follows:

  $133,823 (your current Roll-up benefit base) multiplied by
  3% (the percentage of your current account value that was withdrawn in excess of your Annual withdrawal amount) equals

46    Contract features and benefits

  $4,015.

On your sixth contract date anniversary, your adjusted Roll-up benefit base is $129,808, calculated as follows:

  $129,808 (your Roll-up benefit base as adjusted to reflect the Excess withdrawal: $133,823 – $4,015) plus
  $0 (your Annual Roll-up amount) equals
  $129,808.

Guaranteed minimum income benefit "no lapse guarantee". In general, if your account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and benefit base, as follows:

  You will be issued a supplementary contract based on a single life with a maximum 10 year period certain. Upon exercise, your contract (including its death benefit and any account or cash values) will terminate.
  You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

  If your aggregate withdrawals during any contract year exceed your Annual withdrawal amount (or in the first contract year, exceed your Annual Roll-up rate times all contributions received in the first 90 days);
  Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 85.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed your Annual withdrawal amount.

Exercise of Guaranteed minimum income benefit. On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See "Accessing your money" under "Withdrawing your account value" later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death or, if later, the end of the period certain (where the payout option chosen includes a period certain).

Exercise rules. The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following your 85th birthday. Withdrawal charges, if any, will not apply when the GMIB is exercised at age 85. Other options are available to you on the contract date anniversary following your 85th birthday. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus. In addition, eligibility to exercise the GMIB is based on the owner's (or older joint owner's, if applicable) age, as follows:

  If you were at least age 20 and no older than age 44 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary.
  If you were at least age 45 and no older than age 49 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.
  If you were at least age 50 and no older than age 75 when the contract was issued, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

Please note:

  if you were age 75 when the contract was issued or the Roll-up benefit base was reset when you were between the ages of 75 and 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following your attainment of age 85;
  for Accumulator® Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Accumulator® Series QP contract into an Accumulator® Series traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;
  since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the GMIB benefit base and account value, and make a withdrawal from the contract if necessary. See "How withdrawals affect your Guaranteed benefits" later in this section;
  if you reset the Roll-up benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 85. Please note that in most cases, resetting your Roll-up benefit base will lengthen the waiting period;
  a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and

  Contract features and benefits    47

  to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she will not be able to exercise the GMIB, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date. The original contract issue date will continue to apply for purposes of the exercise rules;

  if the contract is jointly owned, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age (if applicable); and
  if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.

See "Effect of the owner's death" under "Payment of death benefit" later in this Prospectus for more information.

Please see "How withdrawals affect your Guaranteed benefits" later in this section and "Insufficient account value" in "Determining your contract's value" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

Asset transfer program ("ATP")

If you elect the GMIB or convert to GWBL, you are required to participate in the asset transfer program ("ATP"). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the variable investment options. The formulas applicable to you may not be altered once you elect the benefit. In essence, we seek to preserve account value by transferring some or all of your account value to a more stable option (i.e., the AXA Ultra Conservative Strategy investment option). The formulas also contemplate the transfer of some or all of the account value from the AXA Ultra Conservative Strategy investment option to the variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix VII later in this Prospectus.

The AXA Ultra Conservative Strategy investment option will only be used to hold amounts transferred out of your variable investment options in accordance with the formulas described below. The AXA Ultra Conservative Strategy investment option is not part of Option A or Option B, and you may not directly allocate a contribution to the AXA Ultra Conservative Strategy investment option or request a transfer of account value into the AXA Ultra Conservative Strategy investment option. The ATP applies regardless of whether you elect Option A or Option B. On a limited basis, you may request a transfer out of the AXA Ultra Conservative Strategy investment option, subject to the rules discussed below. For a summary description of the AXA Ultra Conservative Strategy investment option, please see "Portfolios of the Trusts" in "Contract features and benefits" earlier in this Prospectus.

Transfers into or out of the AXA Ultra Conservative Strategy investment option, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the preceding business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas – the ATP formula and the transfer amount formula – are used to automatically perform an analysis with respect to your GMIB. For purposes of these calculations, amounts in the guaranteed interest option and any Special DCA program are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the account value by the GMIB benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined "transfer points" to determine what portion of account value needs to be held in the AXA Ultra Conservative Strategy investment option is required.

On each valuation day, the required movement into and out of the AXA Ultra Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the variable investment options, will be transferred into the AXA Ultra Conservative Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program. The minimum and maximum transfer points increase each contract monthiversary. See Appendix VII for a list of transfer points.

48    Contract features and benefits

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your variable investment options on a pro-rata basis. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the variable investment options in accordance with your allocation instructions on file. Any amounts that would have been allocated to the guaranteed interest option, based on your allocation instructions on file, will be allocated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option or a Special DCA program as a result of any ATP transfer.

If you make a contribution after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. An off cycle valuation will not occur on a monthiversary. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of any off cycle calculation, the ATP transfer formula will use the account value as of the previous business day. Off cycle calculations will use the transfer points for the most recent valuation day.

If you take a withdrawal from your contract and there is account value allocated to the AXA Ultra Conservative Strategy investment option, the withdrawal will be taken pro-rata out of your variable investment options (including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option, if applicable. If there is insufficient value or no value in those investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the Special DCA program.

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the AXA Ultra Conservative Strategy investment option as part of the ATP.

ATP exit option. Apart from the operation of the formulas, you may request a transfer of account value in the AXA Ultra Conservative Strategy investment option subject to the following limitations:

  You may not transfer out of the AXA Ultra Conservative Strategy investment option during the first contract year.
  Beginning in the second contract year, you may make a transfer out of the AXA Ultra Conservative Strategy investment option only once per contract year.
  You must elect the transfer on a specific transfer form we provide.
  100% of your account value in the AXA Ultra Conservative Strategy investment option must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your variable investment options based on the instructions we have on file.
  There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the AXA Ultra Conservative Strategy investment option.
  We are not able to process an ATP exit option on a valuation day or on a day where we process an off cycle transfer. If your transfer form is received in good order on a valuation day or a day on which we process an off cycle transfer, your ATP exit option will be processed on the next business day. If no account value remains in the AXA Ultra Conservative Strategy investment option on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your benefit bases and therefore a reduction in the value of your benefits.

On the day the ATP exit option is processed, the current value of the Roll-up benefit base and the Highest Anniversary Value benefit base is compared to the new benefit base produced by the ATP exit option formula. Each benefit base (the Roll-up benefit base and the Highest Anniversary Value benefit base) is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the Roll-up benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa.

If the Roll-up benefit base is adjusted, there are no corresponding adjustments made to the Deferral bonus Roll-up amount, the Annual Roll-up amount and the Annual withdrawal amount in that contract year. Any such amounts are added to your newly adjusted Roll-up benefit base.

The effect of the ATP exit option on the Guaranteed minimum death benefit bases is as follows:

  "Greater of" GMDB: Both the Roll-up benefit base and the Highest Anniversary Value benefit base will be adjusted in the same manner as the GMIB benefit bases.
  Highest Anniversary Value death benefit: The benefit base value for the Highest Anniversary Value death benefit will be the same as the Highest Anniversary Value benefit base for the GMIB.
  Return of Principal death benefit: The Return of Principal death benefit base is not adjusted.

For information about the ATP exit option, please see Appendix VII later in this Prospectus.

ATP continues after conversion to GWBL. If the GMIB converts to the GWBL, the ATP will continue as described above, except that the ATP exit option will no longer be available. See Appendix VII later in this Prospectus for more information.

Dropping the Guaranteed minimum income benefit after issue

You may drop the GMIB from your contract after issue and prior to conversion to the GWBL, subject to the following restrictions:

  For Series B, Series CPSM and Series L contract holders:

    You may not drop the GMIB if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions.

  For Series C contract holders:

  Contract features and benefits    49

    You may not drop the GMIB until the fourth contract date anniversary.
  The GMIB will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GMIB on a date other than a contract date anniversary, we will deduct a pro rata portion of the GMIB charge for the contract year on that date.
  If you elect the "Greater of" GMDB I or "Greater of" GMDB II and the corresponding GMIB, and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. We will also automatically terminate the Guaranteed minimum death benefit and its charge and apply the Return of Principal death benefit.
  If you elect the Highest Anniversary Value death benefit with the GMIB and subsequently drop the GMIB prior to the contract date anniversary following age 85, we will no longer deduct the GMIB charge. Your contract will continue with the Highest Anniversary Value death benefit at the applicable charge. Withdrawals will now reduce your Highest Anniversary Value benefit base on a pro-rata basis. See "How withdrawals affect your Guaranteed benefits" later in this section.
  If you drop the GMIB from your contract prior to the contract date anniversary following age 85, the ATP will no longer be in effect. Any account value in the AXA Ultra Conservative Strategy investment option will be allocated to your variable investment options.

If a benefit has been dropped, you will receive a letter confirming that the benefit has been dropped. If you drop the GMIB you will not be permitted to add the GMIB to your contract again. See "Guaranteed minimum death benefit" below for more information regarding how dropping the GMIB will affect the Guaranteed minimum death benefit. See "How withdrawals affect your Guaranteed benefits" below in this section for more information on how withdrawals are treated after the GMIB is dropped.

Guaranteed minimum death benefit

You may choose from three death benefit options:

  Return of Principal death benefit;
  Highest Anniversary Value death benefit;

  "Greater of" death benefits:

    The "Greater of" GMDB I (available only if elected with the GMIB I – Asset Allocation); or
    The "Greater of" GMDB II (available only if elected with the GMIB II – Custom Selection).

Your contract provides a Return of Principal death benefit. If you do not elect one of the "Greater of" death benefits or the Highest Anniversary Value death benefit described below when your contract is issued, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the Return of Principal death benefit, whichever provides the higher amount. The Return of Principal death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges, if applicable). The Return of Principal death benefit is available to all owners.

If you elect one of the "Greater of" death benefits or the Highest Anniversary Value death benefit, your death benefit is equal to your account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or the benefit base of your elected "Greater of" death benefit or the Highest Anniversary Value death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable), whichever provides the higher amount. Once your contract is issued, you may not change or voluntarily terminate your death benefit. However, dropping the GMIB can cause the corresponding "Greater of" death benefit to also be dropped. Please see below and "Payment of death benefit" later in this Prospectus for more information.

The Highest Anniversary Value death benefit can be elected by itself. Each "Greater of" death benefit is available only with the corresponding GMIB. Therefore, the "Greater of" GMDB I can only be elected if you also elect the GMIB I – Asset Allocation. The "Greater of" GMDB II can only be elected if you also elect the GMIB II – Custom Selection. There is an additional charge for the "Greater of" GMDB and the Highest Anniversary Value death benefit. There is no additional charge for the Return of Principal death benefit. See "Charges and expenses" later in this Prospectus.

If you elect to drop the GMIB prior to the contract date anniversary following age 85, the "Greater of" death benefit will be dropped automatically.

If the GMIB is dropped without converting to the GWBL within 30 days after the contract date anniversary following age 85, then the "Greater of" death benefit will be retained, along with the associated charges and withdrawal treatment. If a benefit has been dropped, you will receive a letter confirming that the drop has occurred. See "Dropping the Guaranteed minimum income benefit after issue" earlier in this section for more information.

If the "Greater of" death benefit is dropped, your death benefit value will be what the value of the Return of Principal death benefit would have been if the Return of Principal death benefit were elected at issue. If the "Greater of" death benefit is dropped on a contract anniversary, the charges will be taken, but will not be taken on future contract date anniversaries. If the "Greater of" death benefit is not dropped on a contract anniversary, then the pro rata portion of the fees will be charged.

If you elect one of the death benefit options described above and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any death benefit elected will be replaced automatically with the Return of Principal death benefit. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

Subject to state availability (see Appendix VI later in this Prospectus for state availability of these benefits), your age at contract issue, and your contract type, you may elect one of the death benefits described above.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

50    Contract features and benefits

Each death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed minimum income benefit base." Once you have made your death benefit election, you may not change it.

If you purchase a "Greater of" death benefit with a GMIB, you will be eligible to reset your Roll-up benefit base. See "Roll-up benefit base reset" earlier in this section.

Please see "How withdrawals affect your Guaranteed benefits" later in this section and "Insufficient account value" in "Determining your contract's value" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your Guaranteed minimum death benefit. See "Owner and annuitant requirements" earlier in this section.

See Appendix III later in this Prospectus for an example of how we calculate the guaranteed benefit bases.

Surrendering your contract will terminate your death benefit. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

Earnings enhancement benefit

Subject to state and contract availability (see Appendix VI later in this Prospectus for state availability of these benefits), if you are purchasing a contract under which the Earnings enhancement benefit is available, you may elect the Earnings enhancement benefit at the time you purchase your contract. The Earnings enhancement benefit provides an additional death benefit as described below. See the appropriate part of "Tax information" later in this Prospectus for the potential tax consequences of electing to purchase the Earnings enhancement benefit in an NQ or IRA contract. Once you purchase the Earnings enhancement benefit you may not voluntarily terminate this feature. If you elect the Earnings enhancement benefit at issue, and your GMIB then converts to the GWBL, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" later in this Prospectus.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

The additional death benefit will be 40% of:

the greater of:

  the account value, or
  any applicable death benefit

decreased by:

  total net contributions

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) "Net contributions" are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. "Net contributions" are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Series CPSM contracts, credit amounts are not included in "net contributions"); and (ii) "Death benefit" is equal to the greater of the account value as of the date we receive satisfactory proof of death or any applicable Guaranteed minimum death benefit as of the date of death.

For Series CPSM contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the greater of:

  the account value, or
  any applicable death benefit

decreased by:

  total net contributions

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 85, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For an example of how the Earnings enhancement benefit is calculated, please see Appendix V.

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. Your spouse beneficiary or younger spouse joint owner must be 75 or younger when he or she becomes the successor owner for the Earnings enhancement benefit that had been elected at issue to continue after your death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse's death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See "Spousal continuation" in "Payment of death benefit" later in this Prospectus for more information.

Contract features and benefits    51

The Earnings enhancement benefit must be elected when the contract is first issued: neither the owner nor the successor owner can add it after the contract has been issued. Ask your financial professional or see Appendix VI later in this Prospectus to see if this feature is available in your state.

Guaranteed withdrawal benefit for life ("GWBL")

For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals up to a maximum amount per year (your "Guaranteed annual withdrawal amount"). The GWBL is only available as a conversion option from the GMIB. The opportunity to convert from the GMIB to the GWBL is the contract date anniversary following age 85. You may elect to make this conversion only during the 30 days after the contract anniversary following the attainment of age 85.

The "Conversion effective date" is the contract date anniversary following the contract owner's age 85, if applicable.

A benefit base reset for the GMIB does not extend the waiting period during which you can convert.

If you have neither exercised the GMIB nor dropped it from your contract as of the contract date anniversary following age 85 ("last exercise date"), you will have up to 30 days after that contract date anniversary to choose what you want to do with your GMIB. You will have three choices available to you:

  You may affirmatively convert the GMIB to a GWBL;
  You may exercise the GMIB, and begin to receive lifetime income under that benefit;
  You may elect to terminate the GMIB without converting to the GWBL.

If you take no action within 30 days after the contract date anniversary following age 85, the GMIB will convert automatically to the Single life GWBL.

If you exercise the GMIB, it will function as described earlier in this Prospectus under "Guaranteed minimum income benefit ("GMIB")". If you elect to terminate the GMIB without converting to the GWBL, your contract will continue in force, without either benefit, but you will retain your Guaranteed minimum death benefit. If you take no action, or affirmatively convert the GMIB, your GMIB will be converted to the GWBL, retroactive to the Conversion effective date. Please note that if you exercise the GMIB prior to the Conversion effective date, you will not have the option to convert the GMIB to the GWBL. If you drop the GMIB prior to conversion, you will lose the "Greater of" GMDB and any withdrawals will now reduce your remaining death benefit base on a pro-rata basis.

The charge for the GWBL will be deducted from your account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life charge" later in this Prospectus for a description of the charge.

You should not convert to the GWBL if:

  You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);
  You are not interested in taking withdrawals prior to the contract's maturity date; or
  You are using the contract to fund a QP contract where withdrawal restrictions under the qualified plan may apply.

For traditional IRAs and QP contracts, you may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our Automatic RMD service. The Automatic RMD service is not available under defined benefit QP contracts. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

Additional owner and annuitant requirements

Converting the GMIB to the GWBL may alter the ownership of your contract. The options you may choose depend on the original ownership of your contract. You may only choose among the ownership options below if you affirmatively choose to convert the GMIB to the GWBL. If your benefit is converted automatically, your contract will be structured as a Single life contract. Your ability to add a Joint life is limited by the age and timing requirements described below under "Guaranteed annual withdrawal amount".

Single owner. If the contract has a single owner, and the owner converts the GMIB to the GWBL with the single life ("Single life") option, there will be no change to the ownership of the contract. However, if the owner converts the GMIB to the GWBL with the joint life ("Joint life") option, the owner must add his or her spouse as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage. If the contract is an NQ contract, the owner may grant the successor owner ownership rights in the contract at the time of conversion.

Joint owners. If the contract has joint owners and the GMIB converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the joint owners request that the younger joint owner be dropped from the contract. If the contract has spousal joint owners, and they request a Joint life benefit, we will use the younger spouse's age in determining the Applicable percentage. If the contract has non-spousal joint owners, and the joint owners request a Joint life benefit, the younger owner may be dropped from the contract, and the remaining owner's spouse added as the successor owner. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

Non-natural owner. Contracts with non-natural owners that convert to the GWBL will have different options available to them, depending on whether they have an individual annuitant or joint annuitants. If the contract has a non-natural owner and an individual annuitant, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract. If the owner converts to the GWBL with the Joint life option under a contract with an individual annuitant, the owner must add the annuitant's spouse as the joint annuitant. We will use the age of the younger spouse in determining the Joint life Applicable percentage.

If the contract has a non-natural owner and joint annuitants, and the owner converts to the GWBL with the Single life option, there will be no change to the ownership of the contract, unless the owner requests

52    Contract features and benefits

that the younger annuitant be dropped from the contract. If the owner converts to the GWBL on a Joint life basis, there will be no change to the ownership of your contract. We will use the age of the younger spouse in determining the Applicable percentage on a Joint life basis.

GWBL benefit base

Upon conversion, your GWBL benefit base is equal to either your account value or the applicable GMIB benefit base, as described below under "Guaranteed annual withdrawal amount". It will increase or decrease, as follows:

  Your GWBL benefit base may be increased on each contract date anniversary, as described below under "Annual Ratchet".
  Your GWBL benefit base is not reduced by withdrawals except any amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis. See "Effect of Excess withdrawals" below in this section.

Guaranteed annual withdrawal amount

The Guaranteed annual withdrawal amount may be withdrawn at any time during the contract year that begins on the Conversion effective date, or any subsequent contract year. You may elect one of our automated payment plans or you may take partial withdrawals. The initial Guaranteed annual withdrawal amount is calculated as of the Conversion effective date. All withdrawals reduce your account value and Guaranteed minimum death benefit. Any withdrawals taken during the 30 days after the Conversion effective date will be counted toward the Guaranteed annual withdrawal amount.

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any Excess withdrawal, as described below under "Effect of Excess withdrawals". The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Your Guaranteed annual withdrawal amount is calculated based on whether the benefit is based on a Single Life or Joint Life as described below:

Single life. If your GMIB is converted to a GWBL on a Single life basis, the Guaranteed annual withdrawal amount will be equal to (1) either: (i) your account value on the Conversion effective date or (ii) your GMIB benefit base on the Conversion effective date, multiplied by (2) the Applicable percentage.

Your initial GWBL benefit base and Applicable percentage will be determined by whichever combination of benefit base and percentage set forth in the table below results in a higher Guaranteed annual withdrawal amount.

A Applicable percentage of account value	B Applicable percentage of GMIB benefit base
6.0%	5.0%

For example, if on the Conversion effective date your GMIB I—Asset Allocation or GMIB II—Custom Selection benefit base is $115,000, and your account value is $100,000, the Guaranteed annual withdrawal amount would be $6,000. This is because $115,000 (the GMIB benefit base) multiplied by 5.0% (the percentage in Column B) equals only $5,750, while $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals $6,000. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 6.0%.

On the other hand, if on the Conversion effective date your GMIB I—Asset Allocation or GMIB II— Custom Selection benefit base is $200,000, and your account value is $100,000, the initial Guaranteed annual withdrawal amount would be $10,000. This is because $100,000 (the account value) multiplied by 6.0% (the percentage in Column A) equals only $6,000, while $200,000 (the GMIB benefit base) multiplied by 5.0% (the percentage in Column B) equals $10,000. Under this example, your initial GWBL benefit base would be $200,000, and your Applicable percentage would be 5.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.

If the initial GWBL benefit base and Applicable percentage are calculated using your GMIB benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from 5.0% to 6.0%.

However, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), then an Annual Ratchet will not affect the Applicable percentage.

If the GWBL benefit base and/or the Applicable percentage increases as the result of an Annual Ratchet, the Guaranteed annual withdrawal amount will also increase.

If you take a withdrawal during the 30 days following the Conversion effective date, and your GMIB is converted to the GWBL on a Single life basis, we will calculate whether that withdrawal exceeds the Guaranteed annual withdrawal amount based on your GWBL benefit base and Applicable percentage. If the withdrawal exceeds the Guaranteed annual withdrawal amount on a Single life basis, the conversion will still occur, but we will inform you that there is an Excess withdrawal.

Joint life/Successor owner. If you hold an IRA or NQ contract, you may convert your GMIB to a Joint life GWBL. You must affirmatively request that the benefit be converted and your spouse must be at least age 70 on the Conversion effective date. If the younger spouse is younger than 70 as of the Conversion effective date, the election of

Contract features and benefits    53

Joint life will not be available, even if the contract was issued to spousal joint owners. The successor owner must be the owner's spouse. For NQ contracts, the successor owner can be designated as a joint owner. See "Additional owner and annuitant requirements" earlier in this section for more information regarding the requirements for naming a successor owner. The automatic conversion of the GMIB to the GWBL will create a Single life contract with the GWBL, even if you and your spouse are joint owners of your NQ contract. You will be able to change your contract to a Joint life contract at a later date, before the first withdrawal is taken after the Conversion effective date. If you do add a Joint life contract, your spouse must submit any requested information.

For Joint life contracts, the percentages used in determining the Applicable percentage and the Guaranteed annual withdrawal amount will depend on your age or the age of your spouse, whoever is younger, as set forth in the following table.

Younger spouse's age	A Applicable percentage of account value	B Applicable percentage of GMIB benefit base
85+	5.5%	4.0%
80-84	5.0%	3.5%
75-79	4.5%	3.0%
70-74	4.0%	2.5%

For example, if on the Conversion effective date your account value is $100,000, your GMIB I—Asset Allocation or GMIB II—Custom Selection benefit base is $150,000, and the younger spouse is age 72, the Guaranteed annual withdrawal amount would be $4,000. This is because $100,000 (the account value) multiplied by 4.0% (the percentage in Column A for the younger spouse's age band) equals $4,000, while $150,000 (the GMIB benefit base) multiplied by 2.5% (the percentage in Column B for the younger spouse's age band) equals $3,750. Under this example, your initial GWBL benefit base would be $100,000, and your Applicable percentage would be 4.0%.

The initial GWBL benefit base can be increased by an Annual Ratchet on each subsequent contract date anniversary to equal the account value on that date if it is greater than the GWBL benefit base on that date. If the GWBL benefit base increases as the result of an Annual Ratchet, we reserve the right to increase the charge at the time of the Annual Ratchet. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses" later in this Prospectus.

If the initial GWBL benefit base and Applicable percentage are calculated using your GMIB benefit base on the Conversion effective date (Column B above), and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase to the percentage listed in Column A. In addition, if the younger spouse has entered a new age band at the time of a ratchet, the Applicable percentage will increase to the percentage listed in Column A for that age band. Similarly, if the initial GWBL benefit base and Applicable percentage are calculated using your account value on the Conversion effective date (Column A above), and the GWBL benefit base is increased by an Annual Ratchet in a year that the younger spouse has entered a new age band, the Applicable percentage will increase to the percentage listed in Column A for that age band.

Using the example above, if the account value is $160,000 on the contract date anniversary that the younger spouse is age 77, then the GWBL benefit base would ratchet to $160,000, the applicable percentage would increase to 4.5%, and your Guaranteed annual withdrawal amount would increase to $7,200.

You may elect Joint life at any time before you begin taking withdrawals. If the GMIB has already converted to the GWBL on a Single life basis, the calculation of the initial Applicable percentage and Guaranteed annual withdrawal amount will be based on the younger spouse's age as of the Conversion effective date, not at the time you elect Joint life, even if the younger spouse is in a different age band at that time.

You can elect Joint life until the later of 30 days following conversion or your first withdrawal from the GWBL. We will recalculate your Guaranteed annual withdrawal amount based on the younger spouse's age as of the Conversion effective date. If the withdrawal does not exceed the recalculated Guaranteed annual withdrawal amount, we will set up the GWBL on a Joint life basis. If the withdrawal exceeds the recalculated Guaranteed annual withdrawal amount, we will offer you the option of either: (i) setting up the benefit on a Joint life basis and treating your withdrawal as an Excess withdrawal, or (ii) setting up the benefit on a Single life basis.

Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and the successor owner.

For Joint life IRA or NQ contracts, a successor owner may only be named before the first withdrawal is taken after the 30th day following the Conversion effective date, if your spouse is at least 70 on the Conversion effective date. (Withdrawals taken during the applicable period following the Conversion effective date will not bar you from selecting a Joint life contract, but may affect your ability to elect Joint life if the withdrawals are too large as described earlier in this section.)

If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the successor owner is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the owner's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section. The Applicable percentage will not be adjusted to a Single life percentage.

For Joint life contracts owned by a non-natural owner, a joint annuitant may be named. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal is taken after the 30th day following the Conversion effective date. If the joint annuitant is dropped before the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will be based on the annuitant's life on a Single life basis. After the first withdrawal is taken after the 30th day following the Conversion effective date, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after the first withdrawal is taken after the 30th day following the Conversion effective date, the Applicable percentage will continue to be based on the Joint life calculation described earlier in this section.

54    Contract features and benefits

Joint life QP contracts are not permitted in connection with this benefit. This benefit is not available under an Inherited IRA contract. If you are using your Series B or Series L contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GWBL. See "Owner and annuitant requirements" earlier in this section.

Effect of Excess withdrawals

For any withdrawal that causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

  Amounts withdrawn in excess of your Guaranteed annual withdrawal amount will always reduce your GWBL benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce the GWBL benefit base on a pro rata basis.
  The Guaranteed annual withdrawal amount is recalculated on the following contract date anniversary to equal the Applicable percentage multiplied by the reset GWBL benefit base. You no longer have a Guaranteed annual withdrawal amount for the remainder of the contract year in which you have taken an Excess withdrawal.

You should not convert your GMIB to a GWBL if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

For example, assume your GWBL benefit base (based on the Guaranteed minimum income benefit base) is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 86, on a Single life basis. Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Your Excess withdrawal amount is $3,000 ($8,000 minus $5,000) and it is 3.75% of your account value.

As your benefit base is $100,000 before the withdrawal, it would be reduced by 3.75% or $3,750 (3.75% of $100,000) as your excess portion of withdrawal. Your new benefit base would be $96,250 ($100,000 minus $3,750). In addition, your Guaranteed annual withdrawal amount is reduced to $4,813 (5.0% of $96,250), instead of the original $5,000. See "How withdrawals affect your Guaranteed benefits" later in this section.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount or (ii) the 10% free withdrawal amount. A with drawal charge would not be applied in the example above since the $8,000 withdrawal (equal to 10% of the contract's account value as of the beginning of the contract year) falls within the 10% free withdrawal amount. Under the example above, additional withdrawals during the same contract year could result in a further reduction of the GWBL benefit base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Insufficient account value" in "Determining your contract's value" later in this Prospectus.

In general, if your contract is a traditional IRA and you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.

Annual Ratchet

Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. For Joint life contracts, if your GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on the younger spouse's attained age at the time of the ratchet. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your GMIB benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from 5.0% to 6.0%. For both Single life and Joint life contracts, your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base.

If your GWBL benefit base ratchets, we may increase the charge for the benefit. Once we increase the charge, it is increased for the life of the contract. We will permit you to opt out of the ratchet if the charge increases. If you choose to opt out, your charge will stay the same but your GWBL benefit base will no longer ratchet. Upon request, we will permit you to accept a GWBL benefit base ratchet with the charge increase on a subsequent contract date anniversary. For a description of the charge increase, see "Guaranteed withdrawal benefit for life benefit charge" later in this Prospectus.

Subsequent contributions

Subsequent contributions are not permitted after the Conversion effective date.

Investment options

While the GWBL is in effect, investment options will be restricted to the investment options that were available to you when your GMIB was in effect. If you convert from GMIB I - Asset Allocation, your investment option will remain restricted to Option A. If you convert from GMIB II - Custom Selection, you will continue to have access to both Option A and Option B investment options. You will be able to reallocate your account value, at any time after the conversion, subject

Contract features and benefits    55

to the applicable allocation limitations. The ATP will remain in effect on your contract after conversion to the GWBL, but you will no longer be able to elect the ATP exit option.

Dollar cost averaging

Any dollar cost averaging program in place on the date of conversion will be terminated.

You may elect a new Investment simplifier program after conversion, but the Special DCA programs will not be available after conversion. See "Dollar cost averaging" in "Allocating your contributions" earlier in this section.

Earnings enhancement benefit

If you elected the Earnings enhancement benefit, it will continue in force after conversion, although it may be adversely affected by withdrawals under the GWBL.

Guaranteed minimum death benefit

The Guaranteed minimum death benefit that is in effect before the conversion of the GMIB to the GWBL will continue to be in effect after the conversion, but there will be no further Annual Ratchets or Roll-ups of the death benefit as of the contract anniversary following age 85. See "How withdrawals affect your Guaranteed benefits" later in this section and "Spousal continuation" in "Payment of death benefit" later in this Prospectus.

If you convert your GMIB to a GWBL on a Joint life basis, the Guaranteed minimum death benefit that would otherwise have been payable at the death of the owner (or the older joint owner or the annuitant or older joint annuitant if the contract is owned by a non-natural owner) will be payable at the death of the second to die of the owner and successor owner (or both joint annuitants if the contract is owned by a non-natural owner). Under certain circumstances, Roll-ups and Annual Ratchets may resume after the death of the older spouse, depending on the age of the younger spouse. See "Spousal continuation" in "Payment of death benefit" later in this Prospectus.

Annuity maturity date. If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. Any remaining Guaranteed minimum death benefit value will be terminated. See "Annuity maturity date" in "Accessing your money" later in this Prospectus.

Effect of your account value falling to zero

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

  Your Accumulator® Series contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the Accumulator® Series contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under your Accumulator® Series contract.
  If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.
  If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.
  Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.
  Any Guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.
  The charge for the GWBL and any Guaranteed minimum death benefit will no longer apply.
  If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.

Other important considerations

  This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.
  Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, as described in "Charges and expenses" later in this Prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See "Effect of Excess withdrawals" above in this section.
  Withdrawals are not considered annuity payments for tax purposes. See "Tax information" later in this Prospectus.
  All withdrawals reduce your account value and Guaranteed minimum death benefit. See "How withdrawals affect your Guaranteed benefits" below and "How withdrawals are taken from your account value" in "Accessing your money" later in this Prospectus.
  If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.
  The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.
  If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal

  56    Contract features and benefits

  amount, all benefits under the contract will terminate, including the GWBL benefit. See "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.
  If you transfer ownership of the contract, you terminate the GWBL benefit. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.
  Withdrawals are available under other annuity contracts we offer and the contract without purchasing a withdrawal benefit.
  If you elect GWBL on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. Any withdrawal made for the purpose of creating another contract for your ex-spouse will reduce the benefit base(s) as described in "How withdrawals affect your Guaranteed benefits" below, even if pursuant to a divorce decree.
  The Federal Defense of Marriage Act precludes same-sex married couples, domestic partners, and civil union partners from being considered married under federal law. Such individuals, therefore, are not entitled to the favorable tax treatment accorded spouses under federal tax law. As a result, mandatory distributions from the contract must be made after the death of the first individual. Accordingly, a Joint life GWBL will have little or no value to the surviving same-sex spouse or partner. You should consult with your tax adviser for more information on this subject.

Dropping the Guaranteed withdrawal benefit for life after conversion

You may drop the GWBL from your contract after conversion from the GMIB, subject to the following restrictions:

  You may not drop the GWBL if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. If there are no withdrawal charges in effect under your contract on the Conversion effective date, you may drop the GWBL at any time.
  The GWBL will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the GWBL on a date other than a contract date anniversary, we will deduct a pro rata portion of the GWBL charge for that year, on that date.
  After the GWBL is dropped, the withdrawal treatment for the Guaranteed minimum death benefit will continue to be on a pro rata basis.
  Generally, only contracts with the GWBL can have successor owners. However, if your contract has the GWBL with the Joint life option, the successor owner under that contract will continue to be deemed a successor owner, even if you drop the GWBL. The successor owner will continue to have precedence over any designated beneficiary in the event of the owner's death.
  After the GWBL is dropped, the ATP will no longer be in effect. Any account value in the AXA Ultra Conservative Strategy investment option will be allocated to your variable investment options.

After your request has been processed, you will receive a letter confirming that the GWBL has been dropped.

How withdrawals affect your Guaranteed benefits

Withdrawals affect your guaranteed benefit bases, as follows:

If the GMIB is elected at issue in combination with any Guaranteed minimum death benefit:

  In the first contract year, all withdrawals reduce your Roll-up benefit base and Highest Anniversary Value benefit base on a pro-rata basis.
  Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up benefit base. Instead, such withdrawals reduce your Annual Roll-up amount on a dollar-for-dollar basis.
  Beginning in the second contract year, withdrawals up to your Annual withdrawal amount will reduce your Highest Anniversary Value benefit base on a dollar-for-dollar basis.
  An Excess withdrawal will always reduce your Roll-up benefit base and your Highest Anniversary Value benefit base on a pro-rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your guaranteed benefit bases on a pro rata basis.
  All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro-rata basis.

If the Highest Anniversary Value death benefit is elected at issue without the GMIB:

  All withdrawals from your contract always reduce your Highest Anniversary Value benefit base on a pro-rata basis.

If you have the Return of Principal death benefit (with or without the GMIB):

  All withdrawals from your contract reduce your Return of Principal death benefit base on a pro-rata basis.

If the GMIB is dropped after issue before you are eligible to convert to the GWBL:

  If you had the Return of Principal death benefit prior to dropping the GMIB, the Return of Principal death benefit will continue to be in effect and withdrawals will continue to reduce your Return of Principal death benefit base on a pro-rata basis.
  If you had the Highest Anniversary Value death benefit prior to dropping the GMIB, the Highest Anniversary Value death benefit will continue to be in effect and withdrawals will reduce the Highest Anniversary Value benefit base on a pro-rata basis as of the date you drop the GMIB.
  If you had the "Greater of" GMDB prior to dropping the GMIB, the "Greater of" GMDB will automatically be dropped and convert to the Return of Principal death benefit. The value of the Return of Principal death benefit base would be adjusted to reflect what the Return of Principal death benefit base would have been had your contract been issued with the Return of Principal death benefit. All withdrawals will reduce the Return of Principal death benefit base on a pro-rata basis.

Contract features and benefits    57

If the GMIB is dropped without converting to GWBL within 30 days after the contract date anniversary following age 85:

  All withdrawals from your contract always reduce your Return of Principal death benefit base on a pro-rata basis.
  If the Highest Anniversary Value death benefit is still effective, withdrawals are taken on a dollar-for-dollar basis up to 5% of the beginning of year Highest Anniversary Value benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the benefit base on a pro-rata basis.
  If the "Greater of" GMDB is still effective, the Roll-up benefit base and the Highest Anniversary Value benefit base are each reduced by withdrawals on a dollar-for-dollar basis up to 5% of the beginning of contract year Roll-up benefit base. The portion of any withdrawal over this amount and all subsequent withdrawals in that contract year will reduce the respective benefit bases on a pro-rata basis.

If your GMIB converts to GWBL:

  Withdrawals up to your Guaranteed annual withdrawal amount will not reduce your GWBL benefit base.
  An Excess withdrawal will always reduce your GWBL benefit base on a pro-rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your contract to exceed the Guaranteed annual withdrawal amount, that portion of the withdrawal that exceeds the Guaranteed annual withdrawal amount and any subsequent withdrawals in that contract year will reduce your GWBL benefit base on a pro-rata basis.

If your GMIB converts to GWBL, and you have a "Greater of" GMDB, the Highest Anniversary Value death benefit or the Return of Principal death benefit:

  All withdrawals from your contract reduce your Roll-up benefit base, Highest Anniversary Value benefit base and Return of Principal death benefit base on a pro-rata basis.

See "Dropping the Guaranteed minimum income benefit after issue" described earlier in this section.

Please consider that the GWBL is not beneficial to you unless you intend to take withdrawals.

How a pro-rata reduction is calculated

Reduction on a pro-rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit base by the same percentage. If you take a withdrawal that reduces your guaranteed benefit base on a pro-rata basis and your account value is less than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will exceed the amount of the withdrawal.

For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new benefit after the withdrawal would be $24,000 ($40,000 – $16,000). If your account value is greater than your guaranteed benefit base, the amount of the guaranteed benefit base reduction will be less than the amount of the withdrawal.

For purposes of calculating the adjustment to your guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see "Withdrawal charge" later in the Prospectus.

Prior to conversion, when an RMD withdrawal using our RMD program occurs, the entire withdrawal amount will reduce the Roll-up benefit base and the Highest Anniversary Value benefit base on a dollar-for-dollar basis. Reduction on a dollar-for-dollar basis means that your Roll-up benefit base and your Highest Anniversary Value benefit base will be reduced by the dollar amount of the withdrawal. After conversion, the RMD amount, if greater than the Guaranteed annual withdrawal amount, will not reduce the GWBL benefit base.

For QP contracts, after the first contract year, additional contributions made during the contract year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar basis in that contract year.

Inherited IRA beneficiary continuation contract

(For Series B, Series L and Series C contracts only)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

  beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

58    Contract features and benefits

  eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal Applicable Plan beneficiary. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

Limitations on certain features under the Inherited IRA beneficiary continuation contract

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Since the contract is set up to make post-death RMD payments at least once a year, the contract is not suitable for beneficiaries who do not want to take payments from this contract every year. Beneficiaries who do not want to take scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

  The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.
  The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "How you can purchase and contribute to your contract" earlier in this section.
  Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract. Subsequent contributions (for Series B and Series L contracts only) are limited to the first contract year only.
  The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

  The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See "How you can purchase and contribute to your contract" earlier in this section.
  There are no subsequent contributions.
  You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.
  You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

  The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.
  An inherited IRA beneficiary continuation contract is not available for owners over age 70.

Contract features and benefits    59

  You may make transfers among the investment options.
  You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus. Please note that withdrawal charges do not apply to Series C contracts.
  The GMIB I—Asset Allocation, GMIB II—Custom Selection and the "Greater of" death benefits, Spousal continuation and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.
  If you die, we will pay to a beneficiary that you choose the greater of the account value or the applicable death benefit.
  Upon your death, your beneficiary has the option to continue taking required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, withdrawal charges will no longer apply. Your Guaranteed minimum death benefit will also no longer be in effect and any applicable charges for such benefit will stop.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix VI to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options, including the AXA Ultra Conservative Strategy investment option (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii), or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CPSM contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

  you cancel your contract during the free look period; or
  you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information" later in this Prospectus.

60    Contract features and benefits

2.   Determining your contract's value

Your account value and cash value

Your "account value" is the total of the values you have in: (i) the variable investment options (including the AXA Ultra Conservative Strategy investment option); (ii) the guaranteed interest option; and (iii) a Special DCA program.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the total amount or a pro-rata portion of the annual administrative charge and any optional benefit charges; and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

Your contract's value in the variable investment options

Each variable investment option (including the AXA Ultra Conservative Strategy investment option) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the AXA Ultra Conservative Strategy investment option) is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the AXA Ultra Conservative Strategy investment option) depends on the investment performance of that option, less daily charges for:

  operations expenses;
  administrative expenses; and
  distribution charges.

On any day, your value in any variable investment option (including the AXA Ultra Conservative Strategy investment option) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option (including the AXA Ultra Conservative Strategy investment option) does not change unless they are:

  increased to reflect additional contributions (plus the credit for Series CPSM contracts);
  decreased to reflect a withdrawal (plus withdrawal charges if applicable); or
  increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed minimum death benefit, GMIB, GWBL and/or Earnings enhancement benefit charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.

Your contract's value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals out of the option, and charges we deduct.

Your contract's value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the variable investment options you have selected.

Insufficient account value

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed below.

See Appendix VI later in this Prospectus for any state variations with regard to terminating your contract.

Guaranteed minimum income benefit no lapse guarantee. In certain circumstances, even if your account value falls to zero, your GMIB will still have value. Please see "Contract features and benefits" earlier in this Prospectus for information on this feature.

Guaranteed withdrawal benefit for life. If your GMIB converts to the GWBL and your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, the benefit will still have value. See "Contract features and benefits" earlier in this Prospectus.

Determining your contract's value    61

3.   Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

  You may not transfer any amount to a Special DCA program.
  Under Option A, a transfer into the guaranteed interest option (other than a dollar cost averaging transfer) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day.
  Under Option B, you may make a transfer from one investment option to another investment option within the same category provided the resulting allocation to the receiving investment option does not exceed the investment option maximum in place at the time of the transfer. You can make a transfer from an investment option in one category to an investment option in another category as long as the minimum rules for the transferring category, the minimum and maximum rules for the receiving category and the maximum rule for the receiving investment option are met. You may also request a transfer that would reallocate your account value based on percentages, provided those percentages are consistent with the category and investment option limits in place at the time of the transfer. In calculating the limits for any transfer, we use the account value percentages as of the date prior to the transfer. Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with transfer rules described under "Allocating your contributions" earlier in the Prospectus.
  You may not transfer any amount to the AXA Ultra Conservative Strategy investment option.
  Beginning in the second contract year and until the contract date anniversary following age 85, you may elect to have 100% of your account value in the AXA Ultra Conservative Strategy investment option transferred out and allocated according to your allocation instructions on file. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See "Asset transfer program ("ATP")" in "Contract features and benefits" for more information.
  If you transfer amounts from the guaranteed interest option, not in connection with a dollar cost averaging program, to the variable investment options, the ATP formula will be triggered. This could result in a transfer of account value either in to or out of the AXA Ultra Conservative Strategy investment option.
  We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.
  We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.
  Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.
  The maximum amount that may be transferred from the guaranteed interest option to any investment option in any contract year is the greatest of:
    25% of the amount you have in the guaranteed interest option on the last day of the prior contract year;
    the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or
    25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

Some states may have additional transfer restrictions. Please see Appendix VI later in this Prospectus.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. If you are eligible, a new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing or through Online Account Access. Under Option A, you may also request a transfer by telephone using TOPS. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

  the contract number;
  the dollar amounts or percentages of your current account value to be transferred; and
  the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

62    Transferring your money among investment options

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

As of the date of this Prospectus, we do not offer investment options with underlying portfolios that are part of an outside trust (an "unaffiliated trust"). Should we offer such investment options in the future, each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity, which would be disclosed in the unaffiliated trust prospectus. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Any such unaffiliated trust would also have the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Rebalancing your account value

If you elect Option A for your investment options, a recurring optional rebalancing program is not available, instead you can rebalance your account value by submitting a request to rebalance your account value as of the date we receive your request. Any subsequent rebalancing transactions would require a subsequent rebalancing request. If you elect Option B, we require an automatic quarterly rebalancing program. For more information about Options A and B and the rebalancing program under Option B, see "Allocating your contributions" earlier in this Prospectus.

Transferring your money among investment options    63

4.   Accessing your money

Withdrawing your account value

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options. The table below shows the methods available under each type of contract. More information follows the table.

Please see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" and "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Method of withdrawal
Contract(1)	Automatic payment plans	Partial	Systematic	Pre-age 59½ sub- stantially equal	Lifetime required minimum distribution
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	(2)
QP(3)	Yes	Yes	No	No	Yes

(1)	Please note that not all contract types are available under the Accumulator® Series of contracts.
(2)	The contract pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(3)	All payments are made to the plan, as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.

Partial withdrawals
(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

Automatic payment plans

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office. If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an automatic payment plan count towards your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro-rata from all variable investment options (including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option. Scheduled payments are not taken out of the Special DCA programs.

When we use the term "Annual withdrawal amount" in this discussion of the automatic payment plans, we intend this also to be a reference to (i) the "Guaranteed annual withdrawal amount" that is available upon conversion to the GWBL or (ii) 5% of the beginning of contract year Roll-up benefit base for contracts that do not convert to the GWBL and continue with the "Greater of" GMDB after the contract date anniversary following age 85 or (iii) 5% of the beginning of contract year Highest Anniversary Value benefit base for contracts that do not convert to GWBL and continue with the Highest Anniversary Value death benefit after the contract date anniversary following age 85.

If you take a partial withdrawal while an automatic payment plan is in effect:

  After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.
  After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the year.

Maximum payment plan. Our Maximum payment plan provides for the withdrawal of the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries if there is a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL).

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the contract year

64    Accessing your money

or on some other date during the contract year. Consequently, a program that commences on a date other than a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the accrued scheduled payments for all missed payments for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the Maximum payment plan will have the following effect:

  If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.
  If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.
  Annual frequency: If the amount of the partial withdrawal is less than the Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.
  A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

Customized payment plan. Our Customized payment plan provides for the withdrawal of a fixed amount not greater than the Annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with a reset (for contracts with GMIB) or an Annual Ratchet (for contracts with GWBL). You must elect to change the scheduled payment amount.

You can request any of the following as scheduled payments:

  Fixed percentage: A fixed percentage not to exceed the Annual Roll-up rate (or the Applicable percentage for contracts with GWBL or 5% of the beginning of contract year benefit base for contracts that do not convert to the GWBL and continue with either the "Greater of" GMDB or Highest Anniversary Value death benefit after the contract date anniversary following age 85). The specified percentage is applied to the Roll-up benefit base (or GWBL benefit base or death benefit base, as applicable) as of the most recent contract anniversary.
  Fixed dollar amount: A fixed dollar amount not to exceed the Annual withdrawal amount.

A partial withdrawal taken in the same contract year prior to enrollment in the Customized payment plan will have the following effect:

  If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.
  If the amount of the partial withdrawal is less than the Annual withdrawal amount, you will receive the requested Customized payment plan scheduled payments. If during the course of the contract year, a scheduled payment would exceed the Annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount and payments will be suspended for the remainder of the contract year.

If you elect the ATP exit option while the Customized payment plan is in effect and the Roll-up benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

Systematic withdrawals
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value. Systematic withdrawals may cause Excess withdrawals. If you want to avoid Excess withdrawal treatment, use the Maximum payment plan or Customized payment plan.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59½ and 70½.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount.

Systematic withdrawals are not available if the GMIB has converted to the GWBL. If you are taking systematic withdrawals at the time the GMIB converts to the GWBL, the conversion will not terminate your systematic withdrawals. Continuing your systematic withdrawals after conversion may result in an Excess withdrawal. You should consider terminating your systematic withdrawals and electing an automatic

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payment plan at the time of the conversion to the GWBL, and you will be advised to cancel this election in the Systematic withdrawal election form and in the GMIB exercise notice.

Substantially equal withdrawals
(traditional IRA, Roth IRA contracts)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59½. Substantially equal withdrawals are also referred to as "72(t) exception withdrawals". See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59½ or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59½. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus.

For contracts with GMIB, substantially equal withdrawals could cause an Excess withdrawal. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. Also, the substantially equal withdrawal program is not available if the GMIB converts to the GWBL.

Lifetime required minimum distribution withdrawals
 (traditional IRA and QP contracts only — See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more guaranteed benefits, amounts withdrawn from the contract to meet RMDs will reduce the benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the account value in calculating RMD payments from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under defined benefit QP contracts.

You may elect this service in the year in which you reach age 70½ or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the calendar after age 70½, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70½ (if you have not begun your annuity payments before that time).

We do not impose a withdrawal charge on RMD payments if you are enrolled in our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

For contracts with GMIB or GWBL. Generally, if you elect our automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, (i) (for contracts with GMIB) will reduce your guaranteed benefit bases on a dollar-for-dollar basis, but will not be treated as Excess withdrawals; (ii) (for contracts with GWBL), will not reduce your GWBL benefit base and will not be treated as Excess withdrawals.

If you elect either the Maximum payment plan or the Customized payment plan (together, "automatic payment plans") AND our automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime RMD amount less all payments made through November and any scheduled December payment. If the combined automatic payment plan and RMD payments to date in that contract year are equal to or exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, the automatic payment plan will be suspended for the contract year on the date of the RMD payment. The portion of the RMD payment in excess of the Annual withdrawal amount or Guaranteed annual withdrawal amount will not be treated as an Excess withdrawal. If the combined automatic payment plan and RMD payments to date in that contract year do not exceed the Annual withdrawal amount or Guaranteed annual with-

66    Accessing your money

drawal amount, then during the course of the contract year, if a scheduled payment would exceed the Annual withdrawal amount or Guaranteed annual withdrawal amount, payment will be made for an amount up to the Annual withdrawal amount or Guaranteed annual withdrawal amount and additional scheduled payments will be suspended for the remainder of the contract year. Payments under the automatic payment plan will resume in the next contract year.

If you take any partial withdrawals in addition to your RMD and automatic payment plan payments, your applicable automatic payment plan will be terminated if the partial withdrawal causes an Excess withdrawal to occur. If the partial withdrawal does not cause an Excess withdrawal, it may cause a suspension of your automatic payment plan if a later scheduled payment would have caused an Excess withdrawal to occur. Any partial withdrawal may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your benefit base(s) and Annual withdrawal amount or Guaranteed annual withdrawal amount may be reduced. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you elect our automatic RMD service and elect to take your Annual withdrawal amount or Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD less all withdrawals made through November. If prior to December you make a partial withdrawal that exceeds your Annual withdrawal amount or Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program. If a previous systematic withdrawal taken in a contract year had already exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount prior to a payment from our automatic RMD service, the RMD payment will not be treated as an Excess withdrawal. However, previous systematic withdrawals that exceeded the Annual withdrawal amount or Guaranteed annual withdrawal amount would be treated as Excess withdrawals.

For contracts with the Guaranteed minimum income benefit. The no lapse guarantee will not be terminated if a RMD payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed your Annual withdrawal amount (or in the first contract year, 5% of all contributions received within the first 90 days).

Owners of tax-qualified contracts (IRA and QP) should consider the effect of resetting the Roll-up benefit base if RMD payments must begin before the end of the new exercise waiting period. See "Roll-up benefit base reset" in "Contract features and benefits" earlier in this Prospectus.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro-rata basis from your account value in the variable investment options (including any amounts allocated to the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option. If there is insufficient value or no value in the in the variable investment options (including any amounts allocated to the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from a Special DCA program. A partial withdrawal from a Special DCA program will terminate the program.

Withdrawals treated as surrenders

If you request to withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the GMIB no lapse guarantee is in effect on your contract. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

Special rules for the Guaranteed withdrawal benefit for life. We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract's cash value as a request to surrender the contract unless it is an Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to an Excess withdrawal. In other words, if you take an Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus. Please also see "Effect of your account value falling to zero" under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

All benefits under the contract will terminate as of the date we receive the required information, including the GWBL (if applicable) if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year, then you will receive a supplementary life annuity contract. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus. Also, if the GMIB no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceeds your Annual withdrawal amount. For more information, please see "Insufficient account value" in "Determining your contract's value" and "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.

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You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options (including the AXA Ultra Conservative Strategy investment option) within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

  the New York Stock Exchange is closed or restricts trading, the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options (including the AXA Ultra Conservative Strategy investment option).

We can defer payment of any portion of your value in the guaranteed interest option and the account for special dollar cost averaging (other than for death benefits) for up to six months while you are living. Please note that the account for special dollar cost averaging is available to Series B and Series L contract owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service at your expense.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below.

Deferred annuity contracts such as those in the Accumulator® Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called annuitization. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CPSM contracts) after the contract issue date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Accumulator® Series contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can currently choose from among the payout annuity options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" earlier in this Prospectus). If the GWBL is in effect and you choose to annuitize your contract before the maturity date, the GWBL will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the payout annuity option you select may be less than you would have received under GWBL. See "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus for further information.

Fixed annuity payout options	Life annuity Life annuity with period certain Life annuity with refund certain Period certain annuity
  Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.
  Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the

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  annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.
  Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.
  Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

(For the purposes of this section, please note that withdrawal charges do not apply to Series C contracts.)

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Accumulator® Series contract.

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. The withdrawal charge applicable under your Accumulator® Series contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value.

Partial annuitization. Partial annuitization of nonqualified deferred annuity contracts, as described in "Partial Annuitization" in "Tax Information", is permitted under certain circumstances. You may choose from the annuity payout options described here, but if you choose a period certain annuity payout, the certain period must be for 10 years or more. We require you to elect partial annuitization on the form we specify. You may not partially exercise your GMIB. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See "How withdrawals are taken from your account value" earlier in this section.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CPSM contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix VI later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CPSM contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix VI later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

Annuity maturity date

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new anniutant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. If GWBL is not in effect, the default payout option is the Life annuity with period certain not to exceed 10 years.

If the GWBL is in effect under your contract and your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that as of your maturity date are at least equal to the Guaranteed annual withdrawal amount that you would have received under the GWBL. At annuitization, you will no longer be able to take withdrawals in addition to the payments under this annuity payout option.

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At maturity, the annuity payout will be the higher of two amounts that are calculated as that date. The annuity payout will be the higher of: (1) the Guaranteed annual withdrawal amount and (2) the amount that the contract owner would have received if the annuity account value had been applied to a life annuity without a period certain, using either (a) the guaranteed annuity rates specified in your contract, or (b) the applicable current individual annuity rates as of the contract date anniversary, applying the rate that provides a greater benefit to the payee.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix VI later in this Prospectus for variations that may apply in your state.

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5.   Charges and expenses

Charges that AXA Equitable deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

  An operations charge
  An administrative charge
  A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options (including the AXA Ultra Conservative Strategy investment option), we reduce the number of units credited to your contract:

  On each contract date anniversary — an annual administrative charge, if applicable.
  At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).
  On each contract date anniversary — a charge for each optional benefit in effect under your contract: a death benefit (other than the Return of Principal death benefit); the GMIB; the GWBL; and the Earnings enhancement benefit.
  At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.
  At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).
  Charge for third-party transfer or exchange (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, including the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Accumulator® Series:

Series B:	0.80%
Series CPSM:	0.95%
Series L:	1.10%
Series C:	1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CPSM contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

Administrative charge. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%
Series CPSM:	0.35%
Series L:	0.30%
Series C:	0.25%

Distribution charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%
Series CPSM:	0.25%
Series L:	0.25%
Series C:	0.35%

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Account value charges

Annual administrative charge. We deduct an administrative charge from your account value on each contract date anniversary. The charge is to compensate us for the cost of providing administrative services in connection with the contract. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options (including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. The charge is to compensate us for the expense of processing the transfer. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as separate transfers. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from our automated programs do not count toward your number of transfers in a contract year for the purposes of this charge.

Special service charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. In all cases, we will deduct from your account value any withdrawal charge that applies and the charge for the special service provided.

Wire transfer charge. We charge $90 for wire transfers.

Express mail charge. We charge $35 for express mail delivery.

Check preparation charge. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange. Currently, we charge $65 for each third-party transfer or exchange. We deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125.

Withdrawal charge

(For Series B, Series CPSM and Series L contracts only )

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or to apply your cash value to a non-life contingent annuity payout option. The withdrawal charge applicable under your contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options — The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. For Series CPSM contracts, a portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions. For Series CPSM contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution Contract Year
	1	2	3	4	5	6	7	8	9	10+
Series B	7%	7%	6%	6%	5%	3%	1%	0%(1)	—	—
Series CPSM	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%(2)
Series L	8%	7%	6%	5%	0%(3)	—	—	—	—	—

(1)	Charge does not apply in the 8th and subsequent contract years following contribution.
(2)	Charge does not apply in the 10th and subsequent contract years following contribution.
(3)	Charge does not apply in the 5th and subsequent contract years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1," and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix VI later in this Prospectus for possible withdrawal charge schedule variations in your state.

72    Charges and expenses

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" and "How withdrawals affect your Guaranteed benefits" earlier in this Prospectus.

We may offer a version of the contract that does not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount (contributions after the first contract year are allowed in QP contracts only). The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

For Series B and Series L NQ contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of: (1) the current account value less contributions that have not been withdrawn (earnings in the contract) and (2) the 10% free withdrawal amount defined above.

Certain withdrawals. If you elected the GMIB with or without the "Greater of" death benefit, beginning on the first day of the 2nd contract year we will waive any withdrawal charge for any withdrawal during the contract year up to the Annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Annual withdrawal amount.

If the GWBL is in effect, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

Withdrawal charges will not apply when the GMIB is exercised on the contract date anniversary following age 85.

Disability, terminal illness, or confinement to nursing home. There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

  We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":
    "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
    "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).
    "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
    "Eating" means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.
    "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
    "Transferring" means moving into or out of a bed, chair or wheelchair.
  We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or
  An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:
    its main function is to provide skilled, intermediate, or custodial nursing care;
    it provides continuous room and board to three or more persons;
    it is supervised by a registered nurse or licensed practical nurse;
    it keeps daily medical records of each patient;
    it controls and records all medications dispensed; and

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    its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Guaranteed benefit charge

Return of Principal death benefit. There is no additional charge for this death benefit.

Highest Anniversary Value death benefit. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base.

"Greater of" GMDB I. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.00% of the greater of the Roll-up benefit base or the Highest Anniversary Value benefit base.

If you opt to reset your Roll-up benefit base on the first or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.15%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

"Greater of" GMDB II. We deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 1.15% of the greater of the Roll-up benefit base or the Highest Anniversary Value benefit base.

If you opt to reset your Roll-Up benefit base on the first or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.30%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

Death benefit under converted GWBL. If your GMIB converts to the GWBL, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion, including any increased fees resulting from a reset.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro-rata portion of the charge for that year.

Guaranteed minimum income benefit charge If you elect the GMIB, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the GMIB, drop the GMIB, elect another annuity payout option, or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 85, whichever occurs first. For the GMIB I – Asset Allocation, the charge is equal to 1.00% of the benefit base. For the GMIB II – Custom Selection, the charge is equal to 1.15% of the benefit base.

If you opt to reset your Roll-up benefit base on the first or later contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.30% for the GMIB I – Asset Alloca tion and 1.45% for the GMIB II – Custom Selection. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

Earnings enhancement benefit charge. If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary.

Guaranteed withdrawal benefit for life benefit charge. If your GMIB converts to the GWBL, we deduct a charge for the GWBL that is equal to a percentage of your GWBL benefit base. This initial percentage is equal to the percentage of your GMIB benefit base that we were deducting as the GMIB charge on the Conversion effective date. The dollar amount of the charge, however, may be different, depending upon whether your initial GWBL benefit base is calculated using your account value or GMIB benefit base. See "Guaranteed withdrawal benefit for life ("GWBL")" earlier in this Prospectus. After conversion, we deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. This charge may increase as the result of an Annual Ratchet, up to a percentage equal to a maximum charge of 1.30% for GMIB I – Asset Allocation or 1.45% for GMIB II – Custom Selection. We will permit you to opt out of the ratchet if the charge increases. If the contract is surrendered or annuitized, or a death benefit is paid or the GWBL is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. See "Guaranteed minimum income benefit charge" earlier in this section.

When we deduct these charges. We will deduct these guaranteed benefit charges from your value in the variable investment options (including the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option on a pro rata basis (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from amounts in the Special DCA program.

If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

  Management fees.

74    Charges and expenses

  12b-1 fees.
  Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.
  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options (including the AXA Ultra Conservative Strategy investment option) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable under your Accumulator® Series contract) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. If permitted under the terms of our exemptive order regarding the Series CPSM bonus feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recom mending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

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6.   Payment of death benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit is equal to your account value or, if greater, the applicable Guaranteed minimum death benefit. In either case, the death benefit is increased by any amount applicable under the Earnings enhancement benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) and any amount applicable under the Earnings enhancement benefit, as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CPSM contracts, the account value used to determine the death benefit and the Earnings enhancement benefit will first be reduced by the amount of any credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

When we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner and the GWBL is not in effect, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable. Under contracts with GWBL, the terms owner and successor owner are intended to be references to Annuitant and Joint Annuitant, respectively, if the contract has a non-natural owner.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election.

You should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner's death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. For Joint life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner under "Spousal continuation" or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

76    Payment of death benefit

Non-spousal joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher, and by the value of the Earnings enhancement benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. For Series CPSM contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions. If the contract continues, the Guaranteed minimum death benefit and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your Accumulator® Series contract, will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit and the Earnings enhancement benefit, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable under your Accumulator® Series contract, will continue to apply and no additional contributions will be permitted. If the GMIB converts to the GWBL, the provisions described in this paragraph will apply at the death of the younger owner, even though the GWBL is calculated using the age of the surviving older owner.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

  As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit, and adjusted for any subsequent withdrawals. For Series CPSM contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.
  In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges, if applicable, will apply if additional contributions are made.

  The applicable Guaranteed minimum death benefit, including the Guaranteed minimum death benefit under contracts in which the GMIB has converted to the GWBL, may continue as follows:

    If you elected either the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) or "Greater of" GMDB I or "Greater of" GMDB II (combined with the GMIB) and your spouse is age 75 or younger on the date of your death, and you were age 79 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. If you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.
    If you elected either the Highest Anniversary Value death benefit (either without GMIB or combined with the GMIB) or "Greater of" GMDB I or "Greater of" GMDB II (combined with the GMIB) and your surviving spouse is age 76 or older on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.
    If the Guaranteed minimum death benefit continues, the Roll-Up benefit base reset, if applicable, will be based on the surviving spouse's age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable. The next available reset will also account for any time elapsed before the election of the Spousal continuation. This does not apply to contracts in which the GMIB has converted to the GWBL.

  The Earnings enhancement benefit will be based on the surviving spouse's age at the date of the deceased spouse's death for the remainder of the life of the contract. If the benefit had been previously frozen because the older spouse had attained age 85, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the contract date anniversary after the surviving spouse reaches age 85. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued.
  The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Guaranteed minimum income benefit ("GMIB")" in "Contract features and benefits" earlier in this Prospectus.

Payment of death benefit    77

  If you convert the GMIB to the GWBL on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges, if applicable, will continue to apply to all contributions made prior to the deceased spouse's death. No additional contributions will be permitted. If the GMIB converts to the GWBL on a Single life basis, the benefit and charge will terminate.
  If the older owner of a Joint life contract under which the GMIB converted to the GWBL dies, and the younger spouse is age 75 or younger at the time of the older spouse's death, the elected Guaranteed minimum death benefit will continue to roll up and ratchet in accordance with its terms until the contract date anniversary following the surviving spouse's age 85. If the surviving spouse is age 76 or older at the time of the older spouse's death, the benefit will continue in force, but there will be no increase. Regardless of the age of the younger spouse, there will be no Roll-up benefit base reset.
  If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

  The Guaranteed minimum death benefit, the Earnings enhancement benefit and the GMIB continue to be based on the older spouse's age for the life of the contract.
  If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.
  If the GMIB has converted to the GWBL, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.
  The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix VI later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, the Beneficiary continuation option is only available after the death of the second owner.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value, plus any amount applicable under the Earnings enhancement benefit feature, adjusted for any subsequent withdrawals. For Series CPSM contracts, the account value will first be reduced by any credits applied in a one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70½, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

  The contract continues with your name on it for the benefit of your beneficiary.
  The beneficiary replaces the deceased owner as annuitant.
  This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.
  If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.
  The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.
  The beneficiary may make transfers among the investment options but no additional contributions will be permitted.
  If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.
  The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.
  Any partial withdrawal must be at least $300.

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  Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.
  Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

  This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.
  The beneficiary automatically replaces the existing annuitant.
  The contract continues with your name on it for the benefit of your beneficiary.
  If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.
  The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.
  The beneficiary may make transfers among the investment options but no additional contributions will be permitted.
  If any guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.
  If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.
  Any partial withdrawals must be at least $300.
  Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.
  Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

  As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the Beneficiary continuation option, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value plus any amount applicable under the Earnings enhancement benefit adjusted for any subsequent withdrawals. For Series CPSM contracts, the account value will first be reduced by any credits applied in a one-year period prior to the owner's death.
  No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

  The annuity account value will not be reset to the death benefit amount.
  The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.
  We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, need for immediate income and a desire to continue any guaranteed benefits under the contract.

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7.   Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Accumulator® Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits such as the Guaranteed minimum income benefits and Guaranteed minimum death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

  if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);
  if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);
  if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and
  if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial annuitization" below.

Annuitization under a Accumulator® Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After

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annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes. We include in annuitization payments GMIB payments, GWBL Maturity date annuity payments, and other annuitization payments available under your contract. We also include Guaranteed annual withdrawals that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contigent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued but before the end of the first contract year, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

Taxation of lifetime withdrawals under the Guaranteed withdrawal benefit for life

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Guaranteed annual withdrawal amounts received after age 85 but before the Maturity Date. Payments made after the Maturity Date are discussed under "Annuity payments" above.)

Earnings enhancement benefit

In order to enhance the amount of the death benefit to be paid at the owner's death, you may purchase an Earnings enhancement benefit rider for your NQ contract. Although we regard this benefit as an investment protection feature which is part of the contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the Earnings enhancement benefit rider is not part of the contract. In such a case, the charges for the Earnings enhancement benefit rider could be treated for federal income tax purposes as a partial withdrawal from the contract. If this were so, such a deemed withdrawal could be taxable, and for contract owners under age 59½, also subject to a tax penalty. Were the IRS to take this position, AXA Equitable would take all reasonable steps to attempt to avoid this result, which could include amending the contract (with appropriate notice to you).

1035 exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

  the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.
  the owner and the annuitant are the same under the source con-

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  tract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Section 1035 exchanges are generally not available after the death of the owner.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59½, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59½ penalty tax include distributions made:

  on or after your death; or
  because you are disabled (special federal income tax definition); or
  in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

We will report a life-contingent partial annuitization made to an owner under age 59½ as eligible for an exception to the early distribution penalty tax. We may be required to treat a partial annuitization for a non-life-contingent period certain of at least 10 years as being subject to the penalty for an owner under age 59½.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 49.

Individual retirement arrangements (IRAs)

General

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

  Traditional IRAs, typically funded on a pre-tax basis; and
  Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all Accumulator® Series contracts except Series CPSM.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the

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special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel any version of the Accumulator® Series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

  "regular" contributions out of earned income or compensation; or
  tax-free "rollover" contributions; or
  direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

For Series CPSM, Series L and Series C traditional IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

Regular contributions to traditional IRAs

Limits on contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70½ or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

Special rules for spouses. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70½ or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70½. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70½ at any time during the taxable year for which the contribution is made.

Deductibility of contributions. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements (IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70½ "catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

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If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

  qualified plans;
  governmental employer 457(b) plans;
  403(b) plans; and
  other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70½ must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from "eligible retirement plans" other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

  Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.
  Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

  "required minimum distributions" after age 70½ or retirement from service with the employer; or
  substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
  substantially equal periodic payments made for a specified period of 10 years or more; or
  hardship withdrawals; or
  corrective distributions that fit specified technical tax rules; or
  loans that are treated as distributions; or
  death benefit payments to a beneficiary who is not your surviving spouse; or
  qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

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  regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or
  regular contributions to a traditional IRA made after you reach age 70½; or
  rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70½.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See IRS Publication 590 for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

  the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or
  the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

Certain distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70½ or older if made by December 31, 2011.

Required minimum distributions

Background on Regulations—Required Minimum Distributions. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70½.

When you have to take the first lifetime required minimum distribution. The first required minimum distribution is for the calendar year in which you turn age 70½. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70½, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70½. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions. There are two approaches to taking required minimum distributions — "account-based" or "annuity-based."

Account-based method. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS

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table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

Individual beneficiary. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

Spousal beneficiary. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70½, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70½.

Non-individual beneficiary. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

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Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59½ before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59½. Some of the available exceptions to the pre-age 59½ penalty tax include distributions:

  made on or after your death; or
  made because you are disabled (special federal income tax definition); or
  used to pay certain extraordinary medical expenses (special federal income tax definition); or
  used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or
  used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or
  used to pay certain higher education expenses (special federal income tax definition); or
  in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect to apply your contract value to an Income Manager® (life annuity with a period certain) payout annuity contract (level payments version). You could also elect the substantially equal withdrawals option. We will calculate the substantially equal annual payments using your choice of IRS-approved methods we offer. Although substantially equal withdrawals and Income Manager® payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals or Income Manager® annuity payments begin, the distributions should not be stopped or changed until after the later of your reaching age 59½ or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals or Income Manager® payments for purposes of determining whether the penalty applies.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The Accumulator® Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

  regular after-tax contributions out of earnings; or
  taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or
  tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or
  tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Series CPSM, Series L and Series C Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

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With a Roth IRA, you can make regular contributions when you reach 70½, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

When you can make contributions. Same as traditional IRAs.

Deductibility of contributions. Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

  another Roth IRA;
  a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");
  a "designated Roth contribution account" under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or
  from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free. Even if you are under age 59½, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

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No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12 month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

  rollovers from a Roth IRA to another Roth IRA;
  direct transfers from a Roth IRA to another Roth IRA;
  qualified distributions from a Roth IRA; and
  return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

  you are age 59½ or older; or
  you die; or
  you become disabled (special federal income tax definition); or
  your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

  Regular contributions.

  Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

    Taxable portion (the amount required to be included in gross income because of conversion) first, and then the
    Nontaxable portion.
  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

  All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.
  All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.
  All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

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Required minimum distributions at death

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA, except that regular contributions made after age 70½ are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Federal and state income tax withholding and information reporting

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

  We might have to withhold and/or report on amounts we pay under a free look or cancellation.
  We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The trustee is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to AXA Equitable

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.

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About Separate Account No. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options (including the AXA Ultra Conservative Strategy investment option) for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options (including the AXA Ultra Conservative Strategy investment option) under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49 operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

  to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;
  to combine any two or more variable investment options;
  to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;
  to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);
  to deregister Separate Account No. 49 under the Investment Company Act of 1940;
  to restrict or eliminate any voting rights as to Separate Account No. 49;
  to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;
  to close a variable investment option to transfers and contributions; and
  to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options (including the AXA Ultra Conservative Strategy investment

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option). You may also speak with your financial representative. For Series CPSM contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic applications

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

  If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:
    on a non-business day;
    after 4:00 p.m. Eastern Time on a business day; or
    after an early close of regular trading on the NYSE on a business day.
  If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.
  When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.
  If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, credits and transfers

  Contributions (and credits, for Series CPSM contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.
  Contributions (and credits, for Series CPSM contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.
  Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the

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  interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.
  Transfers to or from variable investment options (including the AXA Ultra Conservative Strategy investment option) will be made at the unit value next determined after receipt of the transfer request.
  Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.
  For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

  the election of trustees; or
  the formal approval of independent public accounting firms selected for each Trust; or
  any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account No. 49 voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Misstatement of age

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, and if an optional Guaranteed minimum death benefit rider would not have been issued based on the correct age: (i) the optional Guaranteed minimum death benefit rider will be revoked; (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and (iii) the Return of Principal death benefit will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our processing office.

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Any guaranteed benefit in effect will generally terminate if you change ownership of the contract. A guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual, but the contract will continue to be based on the annuitant's life. A guaranteed benefit will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; the guaranteed benefit will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix VI later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment will terminate your benefits under the contract. All withdrawals, distributions and payments are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

How divorce may affect your guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

How divorce may affect your Joint life GWBL

If you have elected the GWBL on a Joint life basis and subsequently get divorced, we will divide the contract as near as is practicable in accordance with the divorce decree and replace the original contract with two Single life contracts.

If the division of the contract occurs before any withdrawal has been made and after the Conversion effective date, the Applicable percentage under each new contract will be adjusted to a Single life Applicable percentage for your Guaranteed annual withdrawal amount and will be based on each respective individual's age at the time of first withdrawal and any subsequent Annual Ratchet.

If the division of the contract occurs after any withdrawal has been made and after the Conversion effective date and if the Conversion effective date is a contract date anniversary prior to your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract.

If the division of the contract occurs after any withdrawal has been made at least thirty days after the Conversion effective date and if the Conversion effective date is the contract date anniversary following your 85th birthday, the Joint life Applicable percentage that was in effect at the time of the split will remain in effect for each contract. The Joint Life Applicable percentage that was in effect may increase at the time an Annual Ratchet occurs based on each respective individual's age under their respective new contract.

Distribution of the contracts

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers

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and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA Advisors Compensation. AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation"). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the con tract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

Differential compensation. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA Distributors Compensation. AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributor's Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributor's Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compen-

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sation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

Additional payments by AXA Distributors to Selling broker-dealers. AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements").

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2010) received additional payments. These additional payments ranged from $127 to $3,689,426. AXA Equitable and its affiliates may also have additional business arrangements with Selling broker-dealers. For more information, ask your financial professional.

1st Global Capital Corporation
Advantage Capital Corporation
AG Edwards
American General Securities Inc
American Portfolios Financial Services
Ameriprise Financial Services, Inc.
Associated Securities Corp.
Bank of America
BBVA Compass Investment Solutions, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Colonial Brokerage, Inc.
Comerica Securities
Commonwealth Financial Network
CUSO Financial Services, LP
Essex National Securities Inc
FFP
Financial Network Investment Corporation
First Allied Securities
First Citizens Investor Services
First Tennessee Brokerage, Inc.
FSC Securities Corporation
Geneos Wealth Management, Inc.
H.D. Vest Investment Securities, Inc.
Investment Centers of America/First Dakota Inc.
IFC Holdings Inc. DBA Invest Financial Corporation
Investment Professionals, Inc.
Investors Capital Corporation
Ironstone Securities, Inc
J.P. Turner & Co. LLC
James T. Borello & Co.
Janney Montgomery Scott
Key Investment Sevices, LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
LPL Financial Corporation
M&T Securities
Merrill Lynch Life Agency
MML Investors Services LLC
Morgan Keegan
Morgan Stanley Smith Barney – Morgan Stanley & Co., Incorporated
Multi-Financial Securities Corporation
National Planning Corporation
Next Financial Group, Inc.
NFP Securities, Inc.
Pension Planners Securities Inc
PNC Investments
Prime Capital Services
PrimeVest Financial Services, Inc.
Oppenheimer & Co. Inc.
Raymond James & Associates Inc
Raymond James Financial Service
RBC Capital Markets Corp.
Robert W Baird
Royal Alliance Associates Inc.
RW Baird – Robert N. Baird & Co. Incorporated
Sage Point Financial, Inc
Securities America, Inc.
SII Investments, Inc.
Sorrento Pacific Financial LLC
Stifel, Nicolaus & Co.
Summit Brokerage Services, Inc
Termed/Gunnallen Financial, Inc.
Termed/Mutual Service Corporation
Transamerica Financial Advisors, Inc.
U.S Bancorp Investments, Inc.
UBS Financial Services, Inc.
United Planners' Financial Service of America
UVEST Financial Services Group, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisors Financial Network LLC

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Wells Fargo Advisors
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC
Woodbury Financial Services, Inc.

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Appendix I: Examples of automatic payment plans

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Automatic payment plans" under "Accessing your money". The examples assume a $100,000 allocation to the investment options with assumed investment performance of 0%. The examples show the effect of withdrawals on the Highest Anniversary Value benefit base used to calculate the GMIB benefit base. Also, the examples are based on the Roll-up rate shown below and assume that the Roll-up benefit base does not reset.

Maximum Payment

Full Annual withdrawal amount payment

Under this payment plan, you will receive the Annual withdrawal amount as scheduled payments. In this example, the "Withdrawal" column reflects the Annual withdrawal amount for the years shown. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year Roll-up benefit base" by the "Roll-up rate."

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of GMIB benefit base withdrawn	Highest Anniversary Value benefit base
1	6.00% (a)	$100,000		0.00%	$100,000
2	6.00% (a)	$106,000	$0	0.00%	$100,000
3	6.00% (a)	$112,360	$0	0.00%	$100,000
4	6.00% (a)	$119,102	$0	0.00%	$100,000
5	6.00% (a)	$126,248	$0	0.00%	$100,000
6	5.00% (b)	$133,823	$6,691	5.00%	$93,309
7	5.00% (b)	$133,823	$6,691	5.00%	$86,618
8	5.00% (b)	$133,823	$6,691	5.00%	$79,927
9	5.00% (b)	$133,823	$6,691	5.00%	$73,235
10	5.00% (b)	$133,823	$6,691	5.00%	$66,544

(a)	the Deferral bonus Roll-up rate applies.

(b)	the Annual Roll-up rate applies.

Customized Payment Plans

Fixed Percentage

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a withdrawal percentage that is fixed at 4.0%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year Roll-up benefit base" by 4.0%.

Year	Roll-up rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of GMIB benefit base withdrawn	Highest Anniversary Value benefit base
1	6.00% (a)	$100,000	$0	0.00%	$100,000
2	6.00% (a)	$106,000	$0	0.00%	$100,000
3	6.00% (a)	$112,360	$0	0.00%	$100,000
4	6.00% (a)	$119,102	$0	0.00%	$100,000
5	6.00% (a)	$126,248	$0	0.00%	$100,000
6	5.00% (b)	$133,823	$5,353	4.00% (c)	$94,647
7	5.00% (b)	$135,161	$5,406	4.00% (c)	$89,241
8	5.00% (b)	$136,512	$5,460	4.00% (c)	$83,780
9	5.00% (b)	$137,878	$5,515	4.00% (c)	$78,265
10	5.00% (b)	$139,256	$5,570	4.00% (c)	$72,695

(a)	the Deferral bonus Roll-up rate applies.

(b)	the Annual Roll-up rate applies.

(c)	In contract years 6 through 10, the contract owner received withdrawal amounts of 4.0% even though the Annual Roll-up rates in effect in those years were greater.

Appendix I: Examples of automatic payment plans    I- 1

Fixed Dollar of $5,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $5,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year Roll-up benefit base" by the "Percent of benefit base withdrawn."

Year	Roll-up Rate	Beginning of year Roll-up benefit base	Withdrawal	Percent of GMIB benefit base withdrawn	Highest Anniversary Value benefit base
1	6.00% (a)	$100,000	$0	0.00%	$100,000
2	6.00% (a)	$106,000	$0	0.00%	$100,000
3	6.00% (a)	$112,360	$0	0.00%	$100,000
4	6.00% (a)	$119,102	$0	0.00%	$100,000
5	6.00% (a)	$126,248	$0	0.00%	$100,000
6	5.00% (b)	$133,823	$5,000	3.74% (c)	$95,000
7	5.00% (b)	$135,514	$5,000	3.69% (c)	$90,000
8	5.00% (b)	$137,289	$5,000	3.64% (c)	$85,000
9	5.00% (b)	$139,154	$5,000	3.59% (c)	$80,000
10	5.00% (b)	$141,112	$5,000	3.54% (c)	$75,000

(a)	the Deferral bonus Roll-up rate applies.

(b)	the Annual Roll-up rate applies.

(c)	In contract years 6 through 10, the contract owner received withdrawal amounts less than 5.0% even though the Annual Roll-up rates in effect in those years were greater.

I- 2    Appendix I: Examples of automatic payment plans

Appendix II: Purchase considerations for QP contracts(1)

Trustees who are considering the purchase of an Accumulator® Series QP contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant suitability issues in the purchase of an Accumulator® Series QP contract in a defined benefit plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Accumulator® Series QP contract or another annuity contract. Therefore, you should purchase an Accumulator® Series QP contract to fund a plan for the contract's features and benefits other than tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year. The maximum aggregate contributions for any contract year is 100% of first-year contributions.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

Also, defined benefit plan trust owners will not be able to transfer ownership of the contract to an employee after the employee separates from service. AXA Equitable will make all payments to the plan trust.

AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70½, trustees should consider:

  whether RMDs the plan administrator must take under QP contracts would cause withdrawals in excess of 5% of the Guaranteed minimum income benefit Roll-up benefit base;
  that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and
  that if the GMIB is automatically exercised as a result of the no lapse guarantee, payments will be made to the plan trust.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

(1)   QP contracts are available for Series B, Series CPSM and Series L contracts owners only.

Appendix II: Purchase considerations for QP contracts    II- 1

Appendix III: Guaranteed benefit base examples

The following illustrates the benefit base calculations. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market or the guaranteed interest option), with no additional contributions, the benefit base(s) for an owner age 60 would be calculated as follows:

End of Contract Year	Assumed Net Return	Roll-up Rate	Account Value	Withdrawal	Return of Principal death benefit base	Highest Anniversary Value benefit base (without GMIB)	Highest Anniversary Value benefit base (with GMIB)	Roll-up benefit base	"Greater of" GMDB / GMIB benefit base
1	3%	6%	$103,000	$0	$100,000(1)	$103,000(3)	$103,000(3)	$106,000	$106,000(11)
2	4%	6%	$107,120	$0	$100,000(1)	$107,120(3)	$107,120(3)	$112,360	$112,360(11)
3	8%	6%	$115,690	$0	$100,000(1)	$115,690(3)	$115,690(3)	$119,102	$119,102(11)
4	7%	6%	$123,788	$0	$100,000(1)	$123,788(3)	$123,788(3)	$126,248	$126,248(11)
5	9%	6%	$134,929	$0	$100,000(1)	$134,929(3)	$134,929(3)	$134,929(8)	$134,929(12)
6	(2)%	6%	$132,230	$0	$100,000(1)	$134,929(4)	$134,929(4)	$143,025	$143,025(11)

Alternative #1: Client withdraws Annual withdrawal amount
7	2%	5%	$127,724	$7,151	$94,698(2)	$127,775(5)	$127,778(6)	$143,025(9)	$143,025(11)

Year 8 Annual Withdrawal Amount:				$7,151

Alternative #2: Client withdraws an amount in excess of the Annual withdrawal amount
7	2%	5%	$126,875	$8,000	$94,069(2)	$126,926(5)	$126,974(7)	$142,125(10)	$142,125(11)

Year 8 Annual Withdrawal Amount:				$7,106

The account values for contract years 1 through 7 are based on hypothetical rates of return of 3%, 4%, 8%, 6%, 7%, 9%, (2)%, and 2%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

Account Value

For example, at the end of contract year 7 under Alternative #1, the account value is calculated as: $132,230 x (1+2.0%) = $134,875; $134,875 – $7,151 = $127,724.

Guaranteed minimum death benefit

Return of Principal death benefit base

  At the end of contract years 1 through 6, the Return of Principal death benefit base is equal to the initial contribution, $100,000.

  At the end of contract year 7, the Return of Principal death benefit base is reduced by the withdrawal on a pro-rata basis.
  For example, under Alternative #1, the Annual withdrawal amount of $7,151 equals 5.302% of the account value ($7,151 / $134,875=5.302%), and the Return of Principal death benefit base would be reduced by 5.302%; $100,000 x (1 – 5.302%) =$94,698.

  Highest Anniversary Value benefit base

  At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current account value.
  For example, at the end of contract year 2, Highest Anniversary Value benefit base equals the account value of $107,120.
  At the end of contract year 6, the Highest Anniversary Value benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current account value.
  For example, at the end of contract year 6, the Highest Anniversary Value benefit base equals the Highest Anniversary Value benefit base at the end of contract year 5 of $134,929.

  At the end of contract year 7, the Highest Anniversary Value benefit is reduced by the withdrawal on a pro-rata basis if GMIB is not elected. Under Alternative #1, the Annual withdrawal amount of $7,151 equals 5.302% of the account value ($7,151 / $134,875=5.302%), and the Highest Anniversary Value benefit base would be reduced by 5.302%; $134,929 x (1 – 5.302%) =$127,775.

  Appendix III: Guaranteed benefit base examples    III- 1

  Under Alternative #2, the withdrawal amount of $8,000 equals 5.931% of the account value ($8,000 / $134,875=5.931%), and the Highest Anniversary Value benefit base would be reduced by 5.931%; $134,929 x (1 – 5.931%) =$126,926.

  Under Alternative #1, at the end of contract year 7, the Highest Anniversary Value benefit base is reduced by the withdrawal on a dollar-for-dollar basis if GMIB is elected. The Highest Anniversary Value benefit base is equal to the greater of the account value after the withdrawal $127,724 and $127,778 [=$134,929 (the Highest Anniversary Value benefit base as of the last contract date anniversary) – $7,151 (Annual withdrawal amount)].

  Under Alternative #2, at the end of contract year 7, the Highest Anniversary Value benefit base is first reduced by the Annual withdrawal amount if GMIB is elected: ($134,929 – $7,151 = $127,778). Then it is further reduced on a pro-rata basis by the withdrawal in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 0.629% of the account value [($8,000 – $7,151) / $134,875=0.629%] and the Highest Anniversary Value benefit base would be reduced by 0.629%: $127,778 (the Highest Anniversary Value benefit base after the Annual withdrawal amount) – $804 (0.629% x $127,778) = $126,974.

  Roll-up benefit base

  In the example, the first withdrawal is made in contract year 7. The Deferral bonus Roll-up rate is applied in year 1 through 6 before the first withdrawal. In contract year 7, the Annual Roll-up rate is applied. At the end of contract year 1, the Roll-up benefit base is equal to the initial contribution plus the Deferral bonus Roll-up amount. At the end of contract years 2 through 6, the Roll-up benefit base is equal to the account value, if higher than the previous year's Roll-up benefit base plus the Deferral bonus Roll-up amount. At the end of contract year 7, the Roll-up benefit base is equal to the previous year's Roll-up benefit base plus the Annual Roll-up amount.

  For example, at the end of contract year 2, the Roll-up benefit base is equal to $112,360 [= $106,000 (the Roll-up benefit base as of the last contract date anniversary) + $106,000 x 6.0% (the Deferral bonus Roll-up amount)]

  At the end of contract year 5, the Roll-up benefit base is reset to the current account value. At the end of contract year 5, the Roll-up benefit base equals the account value of $134,929.
  Under Alternative #1, at the end of contract year 7, the Roll-up benefit base is equal to $143,025 (the Roll-up benefit base as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit base neither decreases nor increases.

  Under Alternative #2, at the end of contract year 7, the Roll-up benefit base is reduced on a pro-rata basis by the withdrawal amount in excess of the Annual withdrawal amount. The withdrawal in excess of the Annual withdrawal amount is 0.629% of the account value [($8,000 – $7,151) / $134,875=0.629%] and the Roll-up benefit base would be reduced by 0.629%: $143,025 (the Roll-up benefit bases as of the last contract date anniversary) – $900 (0.629% x $143,025) = $142,125. The Annual withdrawal amount $7,151 does not reduce the Roll-up benefit base.

  "Greater of" GMDB benefit base

  The "Greater of" GMDB benefit base is the greater of (i) the Roll-up benefit base and (ii) the Highest Anniversary Value benefit base.

  At the end of contract years 1 through 4 and 6 through 7, the "Greater of" GMDB benefit base is based on the Roll-up benefit base. For example, at the end of contract year 4, the "Greater of" GMDB benefit base equals the Roll-up benefit base of $126,248.

  At the end of contract year 5, the "Greater of" GMDB benefit base is based on the Highest Anniversary Value benefit base. For example, at the end of contract year 5, the "Greater of" GMDB benefit base equals the Highest Anniversary Value benefit base of $134,929.

  GMIB

  GMIB benefit base

  The GMIB benefit base is the greater of (i) the Roll-up benefit base and (ii) the Highest Anniversary Value benefit base

  At the end of contract years 1 through 4 and 6 through 7, the GMIB benefit base is based on the Roll-up benefit base. For example, at the end of contract year 4, the GMIB benefit base equals the Roll-up benefit base of $126,248.
  At the end of contract year 5, the GMIB benefit base is based on the Highest Anniversary Value benefit base. For example, at the end of contract year 5, the GMIB benefit base equals the Highest Anniversary Value benefit base of $134,929.

III- 2    Appendix III: Guaranteed benefit base examples

Appendix IV: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account value, cash value and the values of the "Greater of" GMDB II, the Earnings enhancement benefit and the GMIB, including the conversion to the GWBL on the contract date anniversary following age 85, under certain hypothetical circumstances for Series B, Series CPSM, Series L and Series C contracts, respectively. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.41)% and 3.59% for Series B contracts; (2.66)% and 3.34% for Series CPSM contracts; (2.76)% and 3.24% for Series L contracts; and (2.81)% and 3.19% for Series C contracts at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the "Greater of" death benefit, the Earnings enhancement benefit, the GMIB and GWBL features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" GMDB II charge, the Earnings enhancement benefit charge, the GMIB charge and any applicable administrative charge and withdrawal charge. The values shown under "Lifetime annual GMIB" for ages 85 and under reflect the lifetime income that would be guaranteed if the GMIB is selected at that contract date anniversary. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit and/or "Lifetime annual GMIB" columns indicates that the contract has terminated due to insufficient account value. However, the GMIB has been automatically exercised, and the owner is receiving lifetime payments.

The values shown under "GWBL Benefit Base" reflect the amount used in calculating the amount payable under the GWBL, and the values shown under "Guaranteed Annual Withdrawal Amount" reflect the amount that an owner would be able to withdraw each year for life based on that benefit base, if the owner began taking withdrawals in that contract year. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit, "GWBL benefit" and/or "Guaranteed Annual Withdrawal Amount" columns, for ages 85 and above, indicates that the contract has terminated due to insufficient account value. As the Guaranteed Annual Withdrawal Amount in those years is $0, the owner would receive no further payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.57%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.29% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee table" earlier in this Prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

Appendix IV: Hypothetical illustrations    IV- 1

Variable deferred annuity
Accumulator® Series B
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:

"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		Lifetime Annual GMIB: Guaranteed Income(1)		Lifetime Annual GMIB: Hypothetical Income(1)
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	93,000	93,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	94,810	100,789	87,810	93,789	106,000	106,000	108,400	108,400	N/A	N/A	N/A	N/A
62	2	89,617	101,458	82,617	94,458	112,360	112,360	117,304	117,304	N/A	N/A	N/A	N/A
63	3	84,412	101,993	78,412	95,993	119,102	119,102	126,742	126,742	N/A	N/A	N/A	N/A
64	4	79,186	102,381	73,186	96,381	126,248	126,248	136,747	136,747	N/A	N/A	N/A	N/A
65	5	73,929	102,608	68,929	97,608	133,823	133,823	147,352	147,352	N/A	N/A	N/A	N/A
66	6	68,632	102,657	65,632	99,657	141,852	141,852	158,593	158,593	N/A	N/A	N/A	N/A
67	7	63,285	102,511	62,285	101,511	150,363	150,363	170,508	170,508	N/A	N/A	N/A	N/A
68	8	57,878	102,154	57,878	102,154	159,385	159,385	183,139	183,139	N/A	N/A	N/A	N/A
69	9	52,400	101,565	52,400	101,565	168,948	168,948	196,527	196,527	N/A	N/A	N/A	N/A
70	10	46,839	100,724	46,839	100,724	179,085	179,085	210,719	210,719	7,498	7,498	7,498	7,498
75	15	17,228	91,906	17,228	91,906	239,656	239,656	295,518	295,518	11,217	11,217	11,217	11,217
80	20	0	72,723	0	72,723	0	320,714	0	408,999	0	16,926	0	16,926
85	25	0	38,370	0	38,370	0	429,187	0	517,472	0	26,866	0	26,866

After conversion of the GMIB to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	38,370	0	38,370	0	429,187	0	517,472	0	429,187	0	21,459
90	30	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459
95	35	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)	Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the GMIB benefit base by annuity purchase factors. The GMIB benefit base is equal to the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base. Since this example assumes no withdrawals, the Deferral bonus Roll-up rate of 6% is credited annually to the Roll-up benefit base when calculating both Guaranteed Income and Hypothetical Income. Based on the assumption of either 0% or 6% returns, the GMIB benefit base is always equal to the Roll-Up benefit base and never equal to the Highest Anniversary Value benefit base. Therefore the income produced in this example for both Guaranteed Income (based on the Roll-up benefit base) and Hypothetical Income (based on the GMIB benefit base) is equal.

IV- 2    Appendix IV: Hypothetical illustrations

Variable deferred annuity
Accumulator® Series CPSM
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:

"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		Lifetime Annual GMIB: Guaranteed Income(1)		Lifetime Annual GMIB: Hypothetical Income(1)
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	104,000	104,000	96,000	96,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	98,441	104,659	90,441	96,659	106,000	106,000	108,400	108,400	N/A	N/A	N/A	N/A
62	2	92,903	105,192	84,903	97,192	112,360	112,360	117,304	117,304	N/A	N/A	N/A	N/A
63	3	87,376	105,586	80,376	98,586	119,102	119,102	126,742	126,742	N/A	N/A	N/A	N/A
64	4	81,850	105,827	75,850	99,827	126,248	126,248	136,747	136,747	N/A	N/A	N/A	N/A
65	5	76,316	105,901	71,316	100,901	133,823	133,823	147,352	147,352	N/A	N/A	N/A	N/A
66	6	70,764	105,792	66,764	101,792	141,852	141,852	158,593	158,593	N/A	N/A	N/A	N/A
67	7	65,182	105,485	62,182	102,485	150,363	150,363	170,508	170,508	N/A	N/A	N/A	N/A
68	8	59,560	104,961	57,560	102,961	159,385	159,385	183,139	183,139	N/A	N/A	N/A	N/A
69	9	53,887	104,201	52,887	103,201	168,948	168,948	196,527	196,527	N/A	N/A	N/A	N/A
70	10	48,151	103,185	48,151	103,185	179,085	179,085	210,719	210,719	7,498	7,498	7,498	7,498
75	15	17,946	93,461	17,946	93,461	239,656	239,656	295,518	295,518	11,217	11,217	11,217	11,217
80	20	0	73,394	0	73,394	0	320,714	0	408,999	0	16,926	0	16,926
85	25	0	38,343	0	38,343	0	429,187	0	517,472	0	26,866	0	26,866

After conversion of the GMIB to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	38,343	0	38,343	0	429,187	0	517,472	0	429,187	0	21,459
90	30	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459
95	35	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)	Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the GMIB benefit base by annuity purchase factors. The GMIB benefit base is equal to the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base. Since this example assumes no withdrawals, the Deferral bonus Roll-up rate of 6% is credited annually to the Roll-up benefit base when calculating both Guaranteed Income and Hypothetical Income. Based on the assumption of either 0% or 6% returns, the GMIB benefit base is always equal to the Roll-Up benefit base and never equal to the Highest Anniversary Value benefit base. Therefore the income produced in this example for both Guaranteed Income (based on the Roll-up benefit base) and Hypothetical Income (based on the GMIB benefit base) is equal.

Appendix IV: Hypothetical illustrations    IV- 3

Variable deferred annuity
Accumulator® Series L
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:

"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		Lifetime Annual GMIB: Guaranteed Income(1)		Lifetime Annual GMIB: Hypothetical Income(1)
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	92,000	92,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	94,462	100,441	86,462	92,441	106,000	106,000	108,400	108,400	N/A	N/A	N/A	N/A
62	2	88,949	100,748	81,949	93,748	112,360	112,360	117,304	117,304	N/A	N/A	N/A	N/A
63	3	83,452	100,909	77,452	94,909	119,102	119,102	126,742	126,742	N/A	N/A	N/A	N/A
64	4	77,961	100,910	72,961	95,910	126,248	126,248	136,747	136,747	N/A	N/A	N/A	N/A
65	5	72,466	100,737	72,466	100,737	133,823	133,823	147,352	147,352	N/A	N/A	N/A	N/A
66	6	66,956	100,374	66,956	100,374	141,852	141,852	158,593	158,593	N/A	N/A	N/A	N/A
67	7	61,422	99,805	61,422	99,805	150,363	150,363	170,508	170,508	N/A	N/A	N/A	N/A
68	8	55,852	99,012	55,852	99,012	159,385	159,385	183,139	183,139	N/A	N/A	N/A	N/A
69	9	50,235	97,977	50,235	97,977	168,948	168,948	196,527	196,527	N/A	N/A	N/A	N/A
70	10	44,528	96,678	44,528	96,678	179,085	179,085	210,719	210,719	7,498	7,498	7,498	7,498
75	15	14,682	85,433	14,682	85,433	239,656	239,656	295,518	295,518	11,217	11,217	11,217	11,217
80	20	0	63,686	0	63,686	0	320,714	0	408,999	0	16,926	0	16,926
85	25	0	26,800	0	26,800	0	429,187	0	517,472	0	26,866	0	26,866

After conversion of the GMIB to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	26,800	0	26,800	0	429,187	0	517,472	0	429,187	0	21,459
90	30	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459
95	35	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)	Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the GMIB benefit base by annuity purchase factors. The GMIB benefit base is equal to the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base. Since this example assumes no withdrawals, the Deferral bonus Roll-up rate of 6% is credited annually to the Roll-up benefit base when calculating both Guaranteed Income and Hypothetical Income. Based on the assumption of either 0% or 6% returns, the GMIB benefit base is always equal to the Roll-Up benefit base and never equal to the Highest Anniversary Value benefit base. Therefore the income produced in this example for both Guaranteed Income (based on the Roll-up benefit base) and Hypothetical Income (based on the GMIB benefit base) is equal.

IV- 4    Appendix IV: Hypothetical illustrations

Variable deferred annuity
Accumulator® Series C
$100,000 Single contribution and no withdrawals
Male, issue age 60
Benefits:

"Greater of" GMDB II
Earnings enhancement benefit
GMIB II – Custom Selection, including the conversion to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		Lifetime Annual GMIB: Guaranteed Income(1)		Lifetime Annual GMIB: Hypothetical Income(1)
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	N/A	N/A	N/A	N/A
61	1	94,412	100,391	94,412	100,391	106,000	106,000	108,400	108,400	N/A	N/A	N/A	N/A
62	2	88,853	100,646	88,853	100,646	112,360	112,360	117,304	117,304	N/A	N/A	N/A	N/A
63	3	83,315	100,754	83,315	100,754	119,102	119,102	126,742	126,742	N/A	N/A	N/A	N/A
64	4	77,787	100,701	77,787	100,701	126,248	126,248	136,747	136,747	N/A	N/A	N/A	N/A
65	5	72,258	100,471	72,258	100,471	133,823	133,823	147,352	147,352	N/A	N/A	N/A	N/A
66	6	66,720	100,051	66,720	100,051	141,852	141,852	158,593	158,593	N/A	N/A	N/A	N/A
67	7	61,159	99,423	61,159	99,423	150,363	150,363	170,508	170,508	N/A	N/A	N/A	N/A
68	8	55,567	98,570	55,567	98,570	159,385	159,385	183,139	183,139	N/A	N/A	N/A	N/A
69	9	49,931	97,472	49,931	97,472	168,948	168,948	196,527	196,527	N/A	N/A	N/A	N/A
70	10	44,209	96,111	44,209	96,111	179,085	179,085	210,719	210,719	7,498	7,498	7,498	7,498
75	15	14,334	84,536	14,334	84,536	239,656	239,656	295,518	295,518	11,217	11,217	11,217	11,217
80	20	0	62,448	0	62,448	0	320,714	0	408,999	0	16,926	0	16,926
85	25	0	25,244	0	25,244	0	429,187	0	517,472	0	26,866	0	26,866

After conversion of the GMIB to the GWBL at age 85

Age	Contract Year	Account Value		Cash Value		"Greater of" GMDB II		Total Death Benefit with the Earnings enhancement benefit		GWBL Benefit Base		Guaranteed Annual Withdrawal Amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
85	25	0	25,244	0	25,244	0	429,187	0	517,472	0	429,187	0	21,459
90	30	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459
95	35	0	0	0	0	0	429,187	0	517,472	0	429,187	0	21,459

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

(1)	Guaranteed Income is calculated by multiplying the Roll-up benefit base by annuity purchase factors. Hypothetical Income is calculated by multiplying the GMIB benefit base by annuity purchase factors. The GMIB benefit base is equal to the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base. Since this example assumes no withdrawals, the Deferral bonus Roll-up rate of 6% is credited annually to the Roll-up benefit base when calculating both Guaranteed Income and Hypothetical Income. Based on the assumption of either 0% or 6% returns, the GMIB benefit base is always equal to the Roll-Up benefit base and never equal to the Highest Anniversary Value benefit base. Therefore the income produced in this example for both Guaranteed Income (based on the Roll-up benefit base) and Hypothetical Income (based on the GMIB benefit base) is equal.

Appendix IV: Hypothetical illustrations    IV- 5

Appendix V: Earnings enhancement benefit example

The following illustrates the calculation of a death benefit that includes the Earnings enhancement benefit for an owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed. The calculation is as follows:

		No withdrawal	$3,000 withdrawal	$6,000 withdrawal
A	Initial contribution	100,000	100,000	100,000
B	Death benefit: prior to withdrawal.(1)	104,000	104,000	104,000
C	Earnings enhancement benefit earnings: death benefit less net contributions (prior to the withdrawal in D). B minus A.	4,000	4,000	4,000
D	Withdrawal	0	3,000	6,000
E	Excess of the withdrawal over the Earnings enhancement benefit earnings greater of D minus C or zero	0	0	2,000
F	Net contributions (adjusted for the withdrawal in D) A minus E	100,000	100,000	98,000
G	Death benefit (adjusted for the withdrawal in D) B minus D	104,000	101,000(2)	98,000(2)
H	Death benefit less net contributions G minus F	4,000	1,000	0
I	Earnings enhancement benefit factor	40%	40%	40%
J	Earnings enhancement benefit H times I	1,600	400	0
K	Death benefit: including the Earnings enhancement benefit G plus J	105,600	101,400	98,000

(1)	The death benefit is the greater of the account value or any applicable death benefit.
(2)	Assumes no earnings on the contract; and that the withdrawal would reduce the death benefit on a dollar-for-dollar basis.

Appendix V: Earnings enhancement benefit example    V- 1

Appendix VI: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Accumulator® Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Regardless of the state, the rate initially set on an outstanding loan cannot be changed.

States where certain Accumulator® Series contracts' features and/or benefits are not available or vary:

State	Features and Benefits	Availability or Variation
None at this time

Appendix VI: State contract availability and/or variations of certain features and benefits    VI- 1

Appendix VII: Formula for asset transfer program for Guaranteed minimum income benefit

As explained in the "Guaranteed minimum income benefit ("GMIB")" section in this Prospectus, if you elect the GMIB, or if your GMIB converts to the GWBL, your contract will be subject to predetermined mathematical formulas that require transfers between the variable investment options which you have selected and the AXA Ultra Conservative Strategy investment option. This Appendix provides additional information regarding the formulas.

The formulas are set when we issue your contract and do not change while the GMIB is in effect or if your GMIB converts to the GWBL. On each valuation day, the formulas determine whether a transfer into or out of the AXA Ultra Conservative Strategy investment option is required. For purposes of these calculations, amounts in the guaranteed interest option and amounts in a Special DCA program are excluded from amounts that are transferred into the AXA Ultra Conservative Strategy investment option.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio = 1 – (AV ÷ BB)
Where:
AV = account value on the valuation day (off-cycle valuations use the account value as of the previous business day).
BB = GMIB benefit base on the valuation day.

Please see the "Guaranteed minimum income benefit ("GMIB")" section in this Prospectus for more information on the GMIB benefit base.

The contract ratio is then compared to predetermined "transfer points" to determine what portion of account value needs to be held in the AXA Ultra Conservative Strategy investment option. For your GMIB, there is a minimum and maximum transfer point, which are determined according to the following table.

Contract Date Anniversary	Minimum Transfer Point	Maximum Transfer Point
Issue Date	10%	20%
1st	12%	22%
2nd	14%	24%
3rd	16%	26%
4th	18%	28%
5th	20%	30%
6th	22%	32%
7th	24%	34%
8th	26%	36%
9th	28%	38%
10th	30%	40%
11th	32%	42%
12th	34%	44%
13th	36%	46%
14th	38%	48%
15th	40%	50%
16th	42%	52%
17th	44%	54%
18th	46%	56%
19th	48%	58%
20th (and later)	50%	60%

The minimum and maximum transfer points are interpolated between the beginning of contract year value and end of contract year value during the course of the year. For example, during the first contract year, the minimum transfer point moves from 10% on the first day of the first contract year to 12% on the first day on the second contract year. The maximum transfer point moves similarly during the first contract year from 20% on the first day of the first contract year to 22% on the first day on the second contract year. The ranges for the first and second contract year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of a contract year and the end of a contract year.

Appendix VII: Formula for asset transfer program for Guaranteed minimum income benefit    VII- 1

First contract year range:
	May 15 Issue Date	Aug 15	Nov 15	Feb 15	May 14 First contract date anniversary
Minimum Transfer Point	10%	10.5%	11%	11.5%	12%
Maximum Transfer Point	20%	20.5%	21%	21.5%	22%
Second contract year range:
	May 14 First contract date anniversary	Aug 15	Nov 15	Feb 15	May 14 Second contract date anniversary
Minimum Transfer Point	12%	12.5%	13%	13.5%	14%
Maximum Transfer Point	22%	22.5%	23%	23.5%	24%

On each valuation day, the portion of account value to be held in the AXA Ultra Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option and a Special DCA program. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the variable investment options selected by you, excluding amounts invested in the guaranteed interest option and a Special DCA program, will be transferred into the AXA Ultra Conservative Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra Conservative Strategy investment option. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10% of the account value will be held in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of account value will be invested in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option, and a Special DCA program.

The transfer amount formula first determines the target percentage that must be in the AXA Ultra Conservative Strategy investment option after the ATP transfer as follows:

ATP%	=	Contract Ratio – Minimum Transfer Point
0.1

Where:

ATP%	=	Required percentage of account value in the AXA Ultra Conservative Strategy investment option, the guaranteed interest option and the Special DCA program after the ATP transfer.
Contract Ratio	=	The contract ratio calculated on the valuation day
Minimum Transfer Point	=	The minimum transfer point on the valuation day
0.1	=	The 10% differential between the minimum transfer point and the maximum transfer point

The required amount of account value in the AXA Ultra Conservative Strategy investment option after the ATP transfer is calculated as follows:

ATP Amount	=	(ATP% * AV) – guaranteed interest option – amounts in a Special DCA program

Where:

AV	=	account value on the valuation day.
guaranteed interest option	=	account value in the guaranteed interest option on the valuation day.
amounts in a Special DCA program	=	account value in a Special DCA program on the valuation day

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

ATP transfer amount = (ATP amount) – (account value currently in AXA Ultra Conservative Strategy investment option)

The ATP transfer amount is the amount that must be moved either in or out of the AXA Ultra Conservative Strategy investment option.

VII- 2    Appendix VII: Formula for asset transfer program for Guaranteed minimum income benefit

  If the ATP transfer amount is positive, it will be moved into the AXA Ultra Conservative Strategy investment option if it meets the minimum transfer threshold.
  If the ATP transfer amount is negative, it will be moved out of the AXA Ultra Conservative Strategy investment option if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

  If the ATP transfer amount is less than the minimum transfer amount, the ATP transfer will not be processed.
  If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

	Example 1	Example 2	Example 3
Contract Ratio	17.5%	27%	35%
Valuation Day	4th contract anniversary	5th contract anniversary	6th contract anniversary
Transfer Points	Minimum = 18% Maximum = 28%	Minimum = 20% Maximum = 30%	Minimum = 22% Maximum = 32%
Investment Election	Option A	Option B	Option B
Assumptions	account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 guaranteed interest option = $10,000 Special DCA program = $20,000	account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 Special DCA program = $20,000	account value = $100,000 AXA Ultra Conservative Strategy investment option = $40,000 Special DCA program = $20,000
Transfer Point Valuation	Contract ratio is less than the minimum transfer point therefore, all amounts must be moved out of the AXA Ultra Conservative Strategy investment option	Contract ratio is greater than minimum but less than maximum transfer point. Must determine amount to move in or out of AXA Ultra Conservative Strategy investment option if necessary.	Contract ratio is greater than maximum transfer point therefore, all amounts that are not in the guaranteed interest option or a Special DCA program must be moved into the AXA Ultra Conservative Strategy investment option.
ATP% (Contract Ratio – Minimum Transfer Point) ÷ 0.1	0%	(0.27 - 0.2) ÷ 0.1 = 0.7 or 70%	100%
ATP Amount (ATP% * AV) – guaranteed interest option – Special DCA program	(0*$100,000) - $10,000 - $20,000 = -$30, (cannot be less than $0) ATP Amount = $0	(0.7 * $100,000) - $20,000 = $50,000	(1*$100,000) - $20,000 = $80,000
Transfer Amount (ATP Amount) – (account value currently in AXA Ultra Conservative Strategy investment option)	$0 - $40,000 = -$40,000, (transferred out of the AXA Ultra Conservative Strategy investment option)	Scenario 1 – using current assumptions:
$50,000 – $40,000 = $10,000
(transferred into the AXA Ultra Conservative Strategy investment option.)

Scenario 2 – If current amount in AXA Ultra Conservative Strategy investment option = $65,000 instead of $40,000:
$50,000 – $65,000 = -$15,000 (transferred out of the AXA Ultra Conservative Strategy investment option.)

$80,000 - $40,000 = $40,000 (transferred into the AXA Ultra Conservative Strategy investment option)

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your variable investment options. No amounts will be transferred out of the guaranteed interest option or a Special DCA program. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the investment options included in your contract's allocation instructions other than the guaranteed interest

Appendix VII: Formula for asset transfer program for Guaranteed minimum income benefit    VII- 3

option. Any amounts that would have been allocated to the guaranteed interest option will be prorated among the variable investment options. No amounts will be transferred into or out of the guaranteed interest option and the Special DCA program as a result of any ATP transfer.

On any day that a transfer (excluding a dollar cost averaging transfer) is made out of the guaranteed interest option into a variable investment option, the formulas described above will be run, which may in turn trigger an off cycle ATP transfer. Regardless of when this off cycle valuation occurs, an ATP valuation will again occur on the next valuation day. Cancellation of any dollar cost averaging program will not trigger an off cycle ATP transfer. For the purposes of the off cycle valuation only, the ATP transfer amount formula will use the account value as of the previous business day. Off cycle valuations will use the transfer points for the most recent valuation day.

ATP exit option

When the ATP exit option is processed the GMIB benefit base will be adjusted as follows:

New BB	=	AV
(1 – Minimum Transfer Point + 3%) × (1 + RR × (n + 1)/12)

Where:

New BB	=	The new value that both the Roll-up benefit base and Highest Anniversary Value benefit base will be adjusted to if this value is less than the current value of the respective benefit bases.
AV	=	account value as of the date of the calculation.
Minimum Transfer Point	=	The [interpolated] minimum transfer point as of the most recent valuation day.
3%	=	cushion in target ratio to decrease the probability of an ATP transfer on the upcoming valuation day.
RR	=	Roll-up rate currently in effect for the Roll-up benefit base on the date of the calculation (i.e. either the 5% Annual Roll-up rate or the 6% Deferral bonus Roll-up rate).
n	=	number of completed months in the current contract year.

For example, the ATP exit option is processed during the seventh month of the 5th contract year. The number of completed months in the current (5th) contract year is six (n=6). The minimum transfer point is 19%, which is derived by interpolating the 4th contract date anniversary minimum transfer point and the 5th contract date anniversary minimum transfer point [=(18%+20%)/2]. The cushion is 3%. Assume that your account value is $100,000, Highest Anniversary Value benefit base is $115,000, Roll-up benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate. Note that your GMIB benefit base is $130,000, which is greater of Highest Anniversary Value benefit base and Roll-up benefit base.

When the ATP exit option is processed, the new GMIB benefit base is:

$115,674	=	[ 100,000 ].
(1 – 0.19 + 0.03) x [1 + 0.05 x (6 + 1) / 12]

Your Highest Anniversary Value benefit base stays at the current value ($115,000) as the new benefit base is greater than your current Highest Anniversary Value benefit base. Your Roll-up benefit base is adjusted to the new benefit base ($115,674) as the new benefit base is less than both benefit bases. Accordingly, your GMIB benefit base is also adjusted to the new benefit base.

VII- 4    Appendix VII: Formula for asset transfer program for Guaranteed minimum income benefit

Statement of additional information

Table of contents

Page
Who is AXA Equitable?	2
Unit Values	2
Custodian and Independent Registered Public Accounting Firm	2
Distribution of the Contracts	2
Financial Statements	2

How to Obtain an Accumulator® Series Statement of Additional Information for
Separate Account No. 49

Send this request form to:

Retirement Service Solutions
P.O. Box 1547
Secaucus, NJ 07096-1547

Please send me an Accumulator® Series SAI for Separate Account No. 49 dated May 1, 2011, as Amended on       , 2011.

Name

Address

City	State	Zip

x      /Accumulator® '06/'06.5, '07/'07.5, 8.0/8.2/8.3, 9.0, 11.0 All